EXHIBIT 2

www.ivanhoemines.com

IVANHOE MINES LTD.

FINANCIAL STATEMENTS

December 31, 2004 and 2003

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars except where noted)

Table of Contents

INTRODUCTION	3
FORWARD LOOKING STATEMENTS	3
CORPORATE STRATEGY & OUTLOOK	5
SELECTED FINANCIAL INFORMATION	13
SELECTED QUARTERLY DATA	14
EXECUTIVE SUMMARY – 2004 YEAR	15
QUARTERLY ANALYSIS Q4’04 vs. Q4’03	20
REVIEW OF OPERATIONS	21
A) EXPLORATION	21
B) MINING OPERATIONS	27
C) DISCONTINUED OPERATIONS	28
D) ADMINISTRATIVE AND OTHER	29
CASH RESOURCES AND LIQUIDITY	30
CONTRACTUAL OBLIGATIONS	32
CRITICAL ACCOUNTING ESTIMATES	32
RISKS AND UNCERTAINTIES	37
RELATED-PARTY TRANSACTIONS	41
OFF-BALANCE SHEET ARRANGEMENTS	43
FINANCIAL INSTRUMENTS	43
QUALIFIED PERSONS	43
OVERSIGHT ROLE OF THE AUDIT COMMITTEE	43
MANAGEMENT’S REPORT TO THE SHAREHOLDERS	44
REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS	45
CONSOLIDATED FINANCIAL STATEMENTS	46

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars except where noted)

INTRODUCTION

This discussion and analysis of financial position and results of operations (“MD&A”) of Ivanhoe Mines Ltd. should be read in conjunction with the audited consolidated financial statements of Ivanhoe Mines Ltd. and the notes thereto for the year ended December 31, 2004. In this MD&A, unless the context otherwise dictates, a reference to the Company refers to Ivanhoe Mines Ltd. and a reference to Ivanhoe Mines refers to Ivanhoe Mines Ltd. together with its subsidiaries and joint ventures. The effective date of this MD&A is March 21 , 2005.

Additional information about the Company, including its Annual Information Form, is available at www.sedar.com.

FORWARD LOOKING STATEMENTS

Except for statements of historical fact relating to Ivanhoe Mines, certain information contained herein constitutes forward-looking statements within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. Forward-looking statements include, but are not limited to, statements concerning estimates of expected capital expenditures, statements relating to expected future production and cash flows, statements relating to the continued advancement of Ivanhoe Mines’ exploration, development and production projects, statements relating to the potential of the Oyu Tolgoi Project, statements relating to target milling rates and other statements that are not historical facts. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should” and similar expressions, are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include the potential that Ivanhoe Mines’ projects will experience technological and mechanical problems, geological conditions in the deposits may not result in commercial levels of mineral production, changes in product prices, changes in political conditions, changes in the availability of project financing and other risks. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

This MD&A contains references to estimates of mineral resources. The estimation of resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars except where noted)

the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates of mineral resources will be accurate or that such mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Factors that could cause actual results to differ materially include, but are not limited to, those set forth herein under “Risks and Uncertainties”.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars except where noted)

CORPORATE STRATEGY & OUTLOOK

Ivanhoe Mines Ltd. is an international mining company currently focused on exploring and developing a major discovery of copper and gold at its Oyu Tolgoi (Turquoise Hill) project in southern Mongolia (the “Oyu Tolgoi Project”). Ivanhoe Mines’ operations also include the extraction of copper from a 50% joint venture interest in the Monywa Copper Project in Myanmar.

Since its inception in 1994, mineral exploration has been the Company’s main focus of interest. In 2005, the Company intends to devote most of its management and financial resources to furthering the exploration and development of the Oyu Tolgoi Project while at the same time continuing to explore for minerals in other parts of Mongolia, Eastern Asia and Australia. High priority also will be placed on fully understanding the extent, value and development potential of the strategically located coal resources recently uncovered on Ivanhoe Mines’ exploration concessions in southern Mongolia.

In 2004, management expected to conclude the negotiations for its Stability Agreement with the Government of Mongolia, which is necessary to provide long-term investment security to finance the development of the Oyu Tolgoi Project. The life span of the Oyu Tolgoi Project is currently estimated to exceed 40 years, so the completion and execution of a satisfactory Stability Agreement that will crystallize such issues as taxes, power, labour, land use and water rights, is essential to allow the Company to finance the development of the Oyu Tolgoi Project. Management has provided a comprehensive briefing on the project to the Cabinet of the Mongolian government, in a public forum. Discussions are ongoing and the Company is hopeful that the Stability Agreement will be finalized and executed in 2005.

Rather than wait for the approval of the Stability Agreement, which would provide certainty for several key aspects required by a bankable feasibility study, the Company intends to release a revised preliminary assessment report (the Oyu Tolgoi “Integrated Development Plan”), late in Q2’05.

Findings from the two engineering studies that were initiated in 2004, the open pit feasibility study for the Southern Oyu deposits (which encompass the Southwest Oyu, South Oyu, Far South Oyu and Central Oyu deposits) and the underground pre-feasibility study for the large-scale underground block caving operation at the Hugo North deposit, will be integrated and combined within the economics of the Integrated Development Plan. The plan will address the proven and probable reserves at the Southwest Oyu deposit, the soon to be released independent estimate of indicated resources at the Hugo North deposit and the inferred resources at the Hugo North and the Hugo South deposits (the “Hugo Dummett” deposits). In management’s view, the Integrated Development Plan will present a more informative, overall picture of the future development of the Oyu Tolgoi Project, especially given the recent exploration success in Hugo North and the expected 40 year mine life under the current plan. To bring the underground resources into a proven and probable category for feasibility purposes, actual underground

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars except where noted)

development and characterization within the Hugo Dummett deposits is required. The exploration shaft and subsequent horizontal development will accomplish this requirement.

Oyu Tolgoi Project

Resource delineation drilling at Oyu Tolgoi. In 2004, the Company spent a total of $98.2 million in exploration, including $71.8 million on the Oyu Tolgoi Project. The Company’s Southern Oyu deposits appear to have been largely defined. In contrast, at the Hugo Dummett deposits, drilling is ongoing and the Hugo North deposit remains open both at depth and to the north. The extent of mineralization contained in the Hugo North deposit has yet to be established.

In May and August of 2004, updated resource estimates, prepared by qualified independent geological consultants, were announced by the Company. The Company anticipates releasing an updated, independently prepared resource estimate for the Oyu Tolgoi Project in Q2’05.

Southern Oyu resource estimate

In August 2004, the Southern Oyu resource estimate included measured and indicated resources totaling 1.06 billion tonnes grading 0.48% copper, and 0.36 grams per tonne (gpt) gold, plus inferred mineral resources totalling 285 million tonnes grading 0.35% copper, and 0.23 gpt gold

The measured and indicated resources were estimated using a 0.30% copper equivalent cut-off down to 560 metres below surface and a 0.60% copper equivalent cut-off below a depth of 560 metres. In addition to the measured and indicated resources, the Southern Oyu deposits’ inferred resources were estimated to a maximum depth of 560 metres, using a 0.30% copper equivalent cut-off. The August 2004 resources estimate is separate and in addition to the resource estimates for the Hugo Dummett deposits released in May 2004.

Hugo Dummett resource estimate

In May 2004, the Hugo Dummett mineral resource was estimated to contain 1.16 billion tonnes of inferred resource grading 1.29% copper, and 0.23 gpt gold. The inferred resource was determined using a 0.60% copper equivalent cut-off grade.

In H2’04, Ivanhoe Mines’ drilling efforts were concentrated on the Hugo North deposit, with an infill and step-out drilling program designed to expand the existing inferred resource base and, at the same time, upgrade a large percentage of the current inferred resource to the indicated category. Initially, the step-out drilling program was expected to be completed in early 2005, but additional drilling will be required throughout 2005 to define the ultimate extent of the Hugo North deposit and establish the degree of continuity, if any, of mineralization from the Hugo North deposit onto adjoining property held by Entrée Gold Inc. (“Entrée”). This infill drilling program, designed to bring a large portion of the Hugo North deposit to the indicated category, was completed in

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars except where noted)

March 2005.

Shivee Tolgoi property

On November 10, 2004, the Company closed an earn-in and equity participation agreement with Entrée to explore and potentially develop approximately 40,000 hectares of Entrée’s Shivee Tolgoi property. A portion of the southern property boundary of Shivee Tolgoi is contiguous to the Hugo North deposit’s northern property boundary. By spending $35 million over eight years, including $15 million in the first three years, the Company has the option to earn up to 80% in mineralization deeper than 560 metres and up to 70% in mineralization above the 560-metre level.

The Company also has the right to acquire all of Entrée’s surface rights on the Shivee Tolgoi property by spending a minimum of $3 million in exploration expenditures in the first year and sufficient condemnation drilling to ensure that there is no economic mineralization below the surface of the areas directly affected.

The Company acquired 4.6 million units of Entrée for Cdn$4.6 million. Each unit consists of one Entrée common share and a warrant; each warrant entitles the holder to acquire, for a period of two years, one common share of Entrée at Cdn$1.10 per share.

Engineering and Development. The Company is focusing its engineering and metallurgical efforts on preparing the Oyu Tolgoi Integrated Development Plan. The Integrated Development Plan, expected to be released late in Q2’05, will combine the findings and economics of the feasibility study for an open-pit operation on the Southern Oyu deposits and the pre-feasibility study for a proposed underground mining operation in the Hugo North deposit. The accelerated development of the Hugo North enlarged deposit is the prime focus of the Integrated Development Plan and it represents a major change in development of the project recommended by the Preliminary Assessment report released in February 2004.

In January 2005, a 246-tonne bulk sample was collected from a 74-metre-deep shaft in the Southwest Oyu deposit. The samples were shipped from the Oyu Tolgoi site in January 2005 and pilot-plant trials on samples are expected to start in Q2’05 at an independent assay laboratory. The development strategy for the project is based on developing production from open-pit operations located within the Southern Oyu deposits and concurrently developing Hugo Dummett’s underground resources to bring underground operations on stream as soon as possible.

The engineering for a 1,200-metre-deep exploration shaft was initiated in Q3’04, with the objective being to provide underground access to the Hugo South and Hugo North deposits and permit, for the purposes of the feasibility studies, further delineation and rock characterization of the underground mineral resources. The construction of the exploration shaft is expected to commence in Q2’05 and to be completed in early 2007; underground drifting activities from the shaft are expected to take place during the later part of 2007 and in 2008.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars except where noted)

Completion of a feasibility study on the Hugo North deposit is expected in late 2008. Assuming timely completion of the Integrated Development Plan and the availability of project financing, Ivanhoe Mines expects that initial commercial production from Oyu Tolgoi’s Southern Oyu deposits could commence in mid-2007, with some underground ore being milled in 2008 from Hugo North’s development activity. Current estimates suggest that the development of the shallower Hugo South deposit will lag that of Hugo North. These plans remain subject to change based on unforeseen circumstances. There can be no assurance that a positive feasibility study or adequate project financing can be obtained by the dates estimated above, or at all.

Other Mongolian exploration activities. Ivanhoe Mines holds an extensive inventory of exploration leases in Mongolia totalling approximately 11.8 million hectares. The Company believes that these properties are prospective for gold and copper occurrences similar to its Oyu Tolgoi discovery, as well as metallurgical and thermal coal deposits that would be in close proximity to Chinese markets. In 2004, regional reconnaissance work, rock sampling, induced polarization surveys and diamond drilling were carried out mainly on the Kharmagtai property, the Bronze Fox District and the Nariin Sukhait property, a coal property located in the South Gobi Region of Mongolia. In December 2004, the Company announced its intention to initiate the development of, what the Company currently believes to be extensive coal deposits in the South Gobi Region of Mongolia. Following a year-long evaluation of the coal-bearing basins in southern Mongolia, the Company has delineated three major coal opportunities located on lands wholly controlled by Ivanhoe Mines.

Ivanhoe’s current mapping, surface sampling and drilling to date have established that the Nariin Sukhait coal mine, located approximately 40 kilometres from the Chinese border, is contained within the most southerly coal basin. The Nariin Sukhait mine, a relatively small property operated by an independent Mongolian-Chinese joint venture, adjoins and is completely surrounded by the Company’s existing large land holdings. In 2004, the Nariin Sukhait operation started mining an outcropping seam with an estimated true thickness of approximately 60 metres. Current annual production for the mine is estimated at 450,000 tonnes of coal and is expected to increase to 2 million tonnes per year, upon completion of the construction of a 400 kilometre-long railway link on the Chinese side of the border.

In January 2005, the Company announced the start of a resource delineation drilling program to determine the extent and quality of coal that might be located on Ivanhoe Mines’ property surrounding the Nariin Sukhait mine.

Strategic alternatives. The Company continues to assess strategic alternatives for the development and financing of the Oyu Tolgoi Project. The Company’s current plan is to aggressively advance the development of the project while continuing to discuss financing options with various parties.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars except where noted)

In this regard, the Company is in discussions with major Chinese mining and financial companies, major Japanese mining and metal trading houses, other international mining companies and other third parties capable of financing the project, with a view to selecting suitable strategic partners to develop the Oyu Tolgoi Project and associated infrastructure. The Company believes that significant advantages could be realized from the participation of strategic partners and continues to assess opportunities, as they arise, to extend to one or more such partners a participating interest in the project. The Company is not soliciting bids from potential partners and has not set a deadline or target date for concluding any such agreement. Accordingly, there can be no assurance that any ongoing or future discussions will result in an agreement with a strategic partner or that the Company will pursue development of the Oyu Tolgoi Project with a strategic partner at all.

Stability Agreement. Negotiations are continuing with the Mongolian government for a long-term Stability Agreement. Through June 2004, the Company worked extensively with a formally designated working group established by the government for the purpose of negotiating and drafting a Stability Agreement. The agreement is expected to establish the critical terms and conditions that will apply to the Oyu Tolgoi Project during its developmental and operational phases. The Company believes that such an agreement will have a materially beneficial impact on its ability to obtain the financing necessary to develop the project. The agreement is expected to provide for stabilization of various matters within the parameters of existing Mongolian laws, including tax and fiscal issues, as well as other matters involving cross-border and import/export issues, confirmation and protection of appropriate mining, land and water licences, and development of critical infrastructure — including the supply of power — necessary to carry out exploration, mining, milling, processing and related activities over the life of the project.

In February 2005, the senior management team provided an extensive briefing on the Oyu Tolgoi Project to the Mongolian cabinet and interested government parties. The presentation was followed by a more than one hour long question and answer session. Subsequent to this meeting, a media briefing was organized by the government at which Ivanhoe Mines repeated the presentation to the media and non-governmental organizations. Again this presentation was followed by a question and answer session. These events received broad coverage in the Mongolian media. At present, it appears that the Stability Agreement will be discussed again by the Cabinet of government before the end of the first quarter of 2005. No assurances can be given as to when, or if, Ivanhoe Mines’ discussions will culminate in a Stability Agreement, or that any such Stability Agreement will contain terms and conditions that are, in all material respects, favourable to Ivanhoe Mines.

The Stability Agreement under negotiation is designed to follow the framework of current Mongolian laws. However, once this initial agreement is completed, the Company may, in the future, seek additional agreements and assurances from the government pertaining to the Oyu Tolgoi Project. Some of these agreements and assurances may involve matters beyond the parameters of existing Mongolian law and, as such, may require formal action by the Mongolian

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars except where noted)

Parliament to amend current legislation or enact new legislation. However, no present assurance can be provided that any such additional agreements and assurances will be available when requested by Ivanhoe Mines, or at all.

Monywa Copper Project. Assisted by higher copper prices, improved ore grades and higher copper production, the S&K Mine is continuing to generate excellent results. The Company expects to release in Q2’05 a two-step development plan that will combine the expansion of the existing operations at the S&K Mine with the development of the Letpadaung deposit (the “Monywa Copper Project”). This development plan is expected to be implemented over a period of five years resulting in the Monywa Copper Project’s overall copper cathode production capacity of 200,000 tonnes per year. In mid-October 2004, the mine’s annual copper cathode throughput capacity increased to 39,000 tonnes (86 million pounds). All development costs were funded from the mine’s internally generated cash flow.

1.	The first step in the plan, which is subject to an expected 2006 upgrade of the mine’s power supply to 40 megawatts, is expected to take the mine’s annual copper production from 39,000 tonnes to a projected rate of 50,000 tonnes (110 million pounds). This first step is expected to be put in place in H1’06.

2.	The second step, which is subject to a power supply of between 60 and 80 megawatts being made available, proposes to develop the nearby Letpadaung deposit over a four-year period. The proposed development will consist of the construction of three SX/EW modules, each with an annual capacity of 50,000 tonnes of copper cathode per year. Japanese, Korean and Chinese companies have made written expressions of interest to provide financing to fast-track the expansion of copper production for the Monywa Copper Project. Financing discussions are ongoing between these companies and the management of the Monywa Copper Project, although there are no assurances that satisfactory negotiations will be concluded.

Bakyrchik Gold Project. Engineering assessment and testing work continues on a proposal to produce up to 50,000 ounces of gold per year using a 150,000 to 200,000 tonnes per annum rotary kiln process. In an effort to minimize the mining risks at the start of operations, Bakyrchik engineers are assessing a plan to initially mine only from the surface by extending one of the existing open pits. Financing for the development is expected to come either from an initial public offering of equity securities by the Company’s Bakyrchik subsidiary or some other form of third party financing. There is no assurance that this financing initiative will be successful and lack of financing could delay or indefinitely postpone development.

Cloncurry Australia. In Q1’05, following the completion of a 1,600-metre diamond drill program to test a 300-metre-wide by 400-metre-long magnetic anomaly on the Swan project, the Company announced the discovery of a new deposit of a potentially significant iron oxide copper-gold mineralization. The management of the Company believes that the area has

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars except where noted)

excellent potential to host large-scale, high-grade iron oxide copper and gold deposits similar to the nearby Ernest Henry Mine, or the Olympic Dam Mine, in South Australia.

In 2005, Ivanhoe Mines is planning to recommence diamond drilling to further delineate the extent and grade of the underlying primary chalcocite and gold mineralization, and to conduct metallurgical testing on the supergene material to determine the heap-leach parameters of the near-surface, oxidized material. The Company has assembled a project development team, which includes the general manager and chief metallurgist who recently worked at the S&K Mine in Myanmar, to investigate the potential of quickly producing cathode copper from the supergene mineralization at the Swan deposit.

Asset rationalization. The Company is continuing to explore opportunities to rationalize non-core assets and is considering several potential disposition alternatives involving the outright or partial sale of non-core project interests, the formation of one or more joint ventures in respect of certain non-core projects or other transactions that would dilute or eliminate the Company’s interest in, and relieve the Company of financial obligations in respect of, such non-core projects. The Company’s principal objectives are to generate, or otherwise preserve, cash and to devote more managerial and financial resources to the Oyu Tolgoi Project. There can be no assurance that any disposition of non-core assets presently under consideration will occur on a timely basis, or at all. Pursuant to the Company’s non-core asset disposal strategy, the Company sold its Savage River Mine in February 2005. See “Discontinued operations” below.

Discontinued operations. In February 2005, the Company sold its Savage River operations for $21.5 million in cash plus a series of contingent, escalating-scale annual payments based on sales and prices of iron ore pellets over the next five years (the “Deferred Cash Consideration”). The 2004 benchmark price for iron ore pellets was set at $38.10 per tonne. The following table lists the approximate Deferred Cash Consideration that may be received by the Company, based on the average future benchmark prices over the next five years:

Average benchmark
pellet prices over next	Expected Deferred Cash
five years	Consideration
$40/tonne	$ 18.0 million
$60/tonne	$ 85.5 million
$70/tonne	$117.0 million

At the end of February 2005, a 71.5% increase in pellet prices for the April 2005 to March 2006 year was announced. Based on anticipated iron pellet prices of $65 per tonne and if the Savage

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars except where noted)

River’s pellet production is maintained over the next five years, the Company expects to receive a contingent payment of approximately $22.5 million by the end of March 2006 and an additional $79 million if iron pellet prices remain at this level for the next five years. Iron ore pellet prices are volatile, so there are no assurances that the unit prices negotiated for 2005 will be maintained over the next five years.

Liquidity and future funding requirements. The Company’s existing cash resources together with the proceeds from the sale of the Savage River Mine, are expected to be sufficient to fund the Company’s current and planned activities into the third quarter of 2005. Following completion of a feasibility study in respect of the Southern Oyu deposits, the Company expects to be in a position to seek project financing to implement its initial open-pit development plans at the Oyu Tolgoi Project. However, there can be no assurance that the Company will be able to obtain project financing before its existing cash resources are expended. See “Cash Resources and Liquidity.”

Since its inception, the Company has relied on capital markets (and in particular, equity markets) to fund its exploration and other activities. If the Company’s existing cash resources are insufficient to fund all of the Company’s planned activities, or if the Company is unable to obtain project financing before its existing cash resources are expended, the Company will have to rely upon equity markets or other sources of capital (from potential joint venture partners or through other arrangements) — the availability of which cannot be assured —to continue funding the development of the Oyu Tolgoi Project. Capital markets are subject to significant volatilities and uncertainties.

There can be no assurance that Ivanhoe Mines’ undeveloped or partially developed projects can be fully developed, in whole or in part, since factors beyond the Company’s control may adversely affect its access to funding or its ability to recruit third-party participants.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars except where noted)

SELECTED FINANCIAL INFORMATION

($ in millions of U.S. dollars, except per share information)

	Years ended December 31,
	2004	2003	2002

Copper
Revenue	44.1	22.9	20.2
Operating profit	27.5	5.0	4.7
Exploration expenses	98.2	68.0	33.9
General and administrative costs	22.8	17.4	12.3
Gain on sale of investments	4.5	4.6	0.5
Foreign exchange gain	4.4	12.4	0.3
Net (loss) from continuing operations	(98.3)	(68.3)	(46.5)
Net income (loss) from discontinued operations	8.6	(4.7)	15.5
Net (loss)	(89.6)	(73.0)	(31.0)
Net income (loss) per share
Continuing operations	($0.35)	($0.28)	($0.24)
Discontinued operations	$0.03	($0.02)	$0.08
Total assets	460.9	455.7	276.0
Total long-term financial liabilities (including current portion of long-term debt)	8.9	17.2	24.2

Continuing operations
Capital expenditures	14.3	50.0	12.1

Continuing operations
Copper cathode - 50% share
Units sold - tonnes	15,730	13,808	13,875
Units produced - tonnes	15,878	13,935	13,771

Discontinued operations
Units sold - tonnes pellets	2,118,197	2,180,000	2,269,773

Average sale price
Copper cathode - US$/pound	$1.34	$0.79	$0.70

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars except where noted)

SELECTED QUARTERLY DATA

($ in millions of U.S. dollars, except per share
information)

	QUARTER ENDED				Year Ended
	Mar-31	Jun-30	Sep-30	Dec-31	Dec-31
2004

Copper
Revenue	9.4	10.8	9.8	14.1	44.1
Operating profit	5.9	6.9	5.9	8.8	27.5
General and administrative	(5.4)	(4.9)	(5.9)	(6.6)	(22.8)
Exploration expenses	(20.7)	(24.8)	(28.4)	(24.3)	(98.2)
Write-down of assets	—	—	—	(5.3)	(5.3)
Gain on sale of investments	1.2	3.3	—	—	4.5
Gain (loss) on foreign exchange	(1.8)	(1.4)	4.2	3.4	4.4
Net (loss) from continuing operations	(23.5)	(23.0)	(25.3)	(26.5)	(98.3)
Net income (loss) from discontinued operations	(4.4)	2.8	0.5	9.7	8.6
Net (loss)	(27.9)	(20.2)	(24.8)	(16.7)	(89.6)
Net income (loss) per share
Continuing operations	($0.08)	($0.08)	($0.09)	($0.10)	($0.35)
Discontinued operations	($0.02)	$0.01	$0.00	$0.04	$0.03
Total	($0.10)	($0.07)	($0.09)	($0.06)	($0.32)

2003

Copper
Revenue	4.6	5.5	6.0	6.8	22.9
Operating profit (loss)	1.2	(2.7)	2.0	4.5	5.0
General and administrative	(3.0)	(3.3)	(4.0)	(7.1)	(17.4)
Exploration expenses	(10.8)	(15.2)	(20.8)	(21.2)	(68.0)
Write-down of assets	—	—	—	(1.2)	(1.2)
Gain on sale of investments	4.6	—	—	—	4.6
Gain (loss) on foreign exchange	2.6	5.9	(1.2)	5.1	12.4
Net (loss) from continuing operations	(7.9)	(16.6)	(27.3)	(16.5)	(68.3)
Net income (loss) from discontinued operations	(1.1)	(3.1)	0.3	(0.8)	(4.7)
Net (loss)	(9.0)	(19.7)	(27.0)	(17.3)	(73.0)
Net income (loss) per share
Continuing operations	($0.04)	($0.07)	($0.11)	($0.06)	($0.28)
Discontinued operations	($0.00)	($0.01)	$0.00	($0.01)	($0.02)
Total	($0.04)	($0.08)	($0.11)	($0.07)	($0.30)

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars except where noted)

EXECUTIVE SUMMARY – 2004 YEAR

The Company recorded a net loss of $89.6 million (or $0.32 per share) in 2004, compared to a net loss of $73 million (or $0.30 per share) in 2003. Major factors in the 2004 results included an operating profit from mining operations totalling $27.5 million and exploration expenses of $98.2 million. Exploration expenditures were primarily incurred on the Oyu Tolgoi (Turquoise Hill) Project and other projects in Mongolia. The increase in exploration expenses is attributed to Ivanhoe’s drilling activities on the Oyu Tolgoi Project, especially on the Hugo Dummett deposits, and the engineering expenses related to the Integrated Development Plan that combines the findings and economics from the open-pit feasibility study and the underground pre-feasibility study.

Corporate

➢	In February 2005, the Company sold the Savage River operations for a guaranteed cash payment of $21.5 million plus a series of contingent, escalating-scale annual payments based on future pellet prices. The escalating-scale payments, made over a five-year period, will begin in March 2006. The conclusion of negotiations between the two largest iron ore producers and the Japanese steel mills was announced at the end of February 2005. For the iron ore year starting on April 1, 2005, the iron ore pellet price benchmark of $38.10 was increased by 71.5%, to approximately $65 per tonne. As a result of this increase, the Company expects to receive cumulative payments totalling approximately $44 million by the end of March 2006. In addition, if the $65 a tonne benchmark price and Savage River’s pellet production are maintained over the next five years, the Company expects to receive additional consideration totalling approximately $79 million.

➢	In December 2003, Ivanhoe purchased a $50 million one-year Treasury Bill issued by the Government of Mongolia as part of the government’s retirement of its Soviet-era debt to the Russian Federation. Through a series of partial principal and interest payments, the Treasury Bill was completely repaid by the end of 2004.

➢	In July 2004, the Company completed an equity financing by issuing 20 million common shares for gross proceeds of Cdn$140 million.

➢	On January 18, 2005, the common shares of the Company were listed on the New York Stock Exchange under the new trading symbol IVN. The Company concurrently de-listed from Nasdaq. The shares of the Company also have been listed on the Toronto Stock Exchange since 1996. The listing on the Australian Stock Exchange is expected to terminate in Q2’05.

➢	During 2004, the Company, with the assistance of its strategic financial advisors, continued to evaluate alternatives for the development of financing of the Oyu Tolgoi Project.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
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➢	During 2004, Ivanhoe Mines was engaged in ongoing discussions with several major, Asia-based international mining finance institutions concerning project financing and off-take arrangements in connection with the proposed development of the Oyu Tolgoi Project.

➢	In November 2004, the Company announced a Cdn$4.6 million equity investment in Entrée, as well as a $35 million earn-in participation agreement on Entrée’s mineral interests, a portion of which is adjacent to the northern boundary of the Hugo North deposit at Oyu Tolgoi. The agreement also granted the Company surface access rights on Entrée’s property.

Mongolia

➢	During 2004, Ivanhoe spent a total of $85.5 million on exploration and development of its Mongolian copper and gold projects, most of which was invested in the Oyu Tolgoi discovery. To date, Ivanhoe has expensed all exploration, development and engineering costs related to its Mongolian projects. In March 2004, the discovery of the Hugo Dummett deposits at Oyu Tolgoi was recognized as the most significant, recent mineral discovery in the world during the annual conference of the Prospectors and Developers Association of Canada, in Toronto.

➢	Resource studies

The Company released the results of a resource estimate for the Hugo Dummett deposits in May 2004. The inferred resources were estimated using a 0.60% copper equivalent cut-off grade.

In August 2004, the Company released the results of a new independent resource estimate for the Southern Oyu deposits. The measured and indicated resources were estimated using a 0.30% copper equivalent cut-off down to 560 metres below surface and 0.60% copper equivalent cut-off below a depth of 560 metres. In addition to the measured and indicated resources, the Southern Oyu deposits’ inferred resources were estimated to a maximum depth of 560 metres using a 0.30% copper equivalent cut-off. The August 2004 resources estimate is separate and in addition to the resource estimate for the Hugo Dummett deposits released in May 2004.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
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The Company expects the release of an updated, independent resource estimate for the Oyu Tolgoi Project in Q2’05.

	Million	Copper	Gold
	tonnes	%	(g/t)
May 2004 resource estimate - Hugo Dummett deposits
Inferred	1,160	1.29	0.23
August 2004 resource estimate - Southern Oyu deposits
Measured and indicated	1,061	0.48	0.36
Inferred(1)	285	0.35	0.23

(1)	Inferred resources are separate and in addition to the measured and indicated resources figures.

➢	Engineering studies and development

In February 2004, Ivanhoe released an independently prepared Preliminary Assessment report on the Oyu Tolgoi Project that confirmed its potential to become a new, long-life copper and gold mine that could rank among the largest in the world. Ongoing engineering studies initiated in 2004, following the release of this Preliminary Assessment report and drilling results from the Hugo North deposit, have modified the development plans proposed by the Preliminary Assessment report in a major way. See “Exploration – Oyu Tolgoi Studies”. Electronic copies of the Preliminary Assessment report are available at www.sedar.com.

In Q3’04, the Company announced its intention to complete and release, by late Q2’05, the Integrated Development Plan, a study that will combine the findings and economics of two studies, the Southern Oyu open pit feasibility study and the underground pre-feasibility study on the Hugo North deposit. The feasibility study focused on a detailed, baseline evaluation of initial facilities required to mine and process material from the open-pittable resources contained in the Southern Oyu deposits at a nominal rate of 70,000 tonnes per day, and incremental throughput tonnages above this base.

In January 2005, a 246-tonne bulk sample was shipped to an assay laboratory for pilot-plant trials. In Q3’04, the Company initiated the engineering for the construction of a 1,200-meter-deep exploration shaft intended to provide underground access to the Hugo North and Hugo South deposits and permit delineation and rock characterization of the underground mineral resources in the deposits. The construction of the exploration shaft is expected to commence in Q2’05 and to be completed in early 2007. Underground drifting activities from the shaft are expected to take place during the later part of 2007 and during 2008.

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➢	Stability agreement

Negotiations are continuing with a formally designated working group of the Mongolian government for a long-term stability agreement. That agreement is expected to establish the critical terms and conditions that will apply to the Oyu Tolgoi Project during its development and operational phases. Although the stability agreement negotiations were delayed by the June 2004 national elections in Mongolia, the Company expects to successfully finalize these negotiations in 2005. Following the completion of the Stability Agreement, the Company may seek additional agreements and assurances from the government pertaining to the Oyu Tolgoi Project. Some of these agreements and assurances may involve matters beyond the parameters of existing Mongolian law and, as such, may require formal action by the Mongolian Parliament to amend current legislation or enact new legislation.

➢	Mongolia – Other projects

In December 2004, Ivanhoe Mines successfully traced a thick seam of coal onto property 100%-owned and controlled by the Company in the South Gobi Region of Mongolia, approximately 40 kilometres north of the Mongolia-China border. Five core holes drilled by Ivanhoe Mines intersected the same seam that is currently being mined by an independent Mongolian-Chinese joint venture on a small licence area (the Nariin Sukhait Mine) surrounded by Ivanhoe’s extensive land interests. The coal seam, one of five conformable seams identified to date at Nariin Sukhait, has been mapped in outcrop and sub-crop throughout a major coal basin that stretches a total of 120 kilometres east and west of the mine, on ground controlled by Ivanhoe.

In December 2004, the Company also announced that it had retained Citibank as its advisor in broad-ranging discussions with various parties about the future of the Tavan Tolgoi coal deposit, 140 kilometres northwest of the Oyu Tolgoi Project. The Company is exploring the possibility of a joint development of the Tavan Tolgoi coal deposit in conjunction with the development of the Oyu Tolgoi Project.

In November 2004, the Company’s exploration team discovered four significant, gold-rich copper porphyry targets in the newly named Bronze Fox District in southern Mongolia. The discoveries are approximately 140 kilometres northeast of the Oyu Tolgoi Project and 430 kilometres south-southeast of Ulaanbaatar.

➢	Inner Mongolia, China

Throughout 2004, Ivanhoe Mines continued its extensive reconnaissance programs to identify high-priority targets based upon geologic models developed at Oyu Tolgoi and other epithermal-style deposits. In January 2005, the Company was able to obtain the transfer of six exploration licences into Ivanhoe Mines’ Yahao joint venture and a 30-year permanent Business Licence. Ivanhoe Mines has the right to earn interests ranging from 80% to 90% from mineral projects developed from the exploration and mining licences held by the Yahao joint venture.

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➢	Myanmar

The Company’s share of net income from the Monywa Copper Project joint-venture in Myanmar totalled $22.1 million in 2004, compared to a net profit of $2.1 million in 2003. The S&K Mine produced 31,756 tonnes of copper cathode in 2004 (15,878 tonnes net to Ivanhoe), an increase of approximately 14% over 2003. The average copper price received in 2004 was $1.34 a pound, compared to $0.79 a pound in 2003. Minegate cash costs in 2004 were approximately 44 cents a pound. Copper production for 2005 is estimated to be 38,000 tonnes at minegate cash costs of approximately 43 cents a pound. In 2004, the project received a premium of approximately $60 per tonne of copper (three cents a pound) for its LME Grade A quality. This premium was increased to $125 per tonne in 2005.

➢	Kazakhstan

During 2004, the Bakyrchik operation re-processed material from the tailings pond. Several gravity tables were purchased and assembled in the second half of 2004 and 22,000 tonnes of tailings material were processed in Q4’04. Engineering assessment and pilot test work continued on a proposed 150,000- to 200,000-tonne per annum rotary kiln process designed to yield annual gold production of up to 50,000 ounces of gold. In 2005, the Company is planning to obtain funding from outside investors to finance Bakyrchik’s expansion plans.

➢	Cloncurry Australia

In Q1’05 the Company announced the discovery of a new deposit of a potentially significant iron oxide copper-gold mineralization at the Swan prospect. The new discovery, located 600 metres southwest of the former Mount Elliott gold and copper mine, has a 300-metre-wide by 400-metre-long magnetic anomaly signature. A total of six diamond drill holes, one of which reached a depth of at least 350 metres below surface, encountered chalcocite and gold mineralization. The mineralization is open-ended along strike and to depth. The management of Ivanhoe Mines believes that the area has excellent potential to host large-scale, high-grade iron oxide copper and gold deposits similar to the nearby Ernest Henry Mine, or the Olympic Dam Mine, in South Australia.

In 2005, Ivanhoe Mines is planning to recommence diamond drilling to further delineate the extent and grade of the underlying primary chalcocite and gold mineralization, and to conduct metallurgical testing on the supergene material to determine the heap-leach parameters of the near-surface, oxidized material. The Company has assembled a project development team, which includes the general manager and chief metallurgist who recently worked at the S&K Mine in Myanmar, to investigate the potential of quickly producing cathode copper from the supergene mineralization at the Swan deposit.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
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(Stated in U.S. dollars except where noted)

QUARTERLY ANALYSIS Q4’04 vs. Q4’03

➢	Revenue. In Q4’04, revenue from the S&K Mine increased by 107% over the same period in 2003. This increase was due to a 20% increase in tonnage sold and a 70% increase in copper prices.

➢	Operating profit. In Q4’04, total operating costs before inventory adjustments increased by 20%, compared to the same period in 2003. The increase was mainly attributable to a 17% increase in cathode production. In Q4’03, the total recoverable metal contained in the heaps was adjusted upward, resulting in a significant one-time reduction in operating costs for that quarter.

➢	Exploration. Total exploration expenses in Q4’04 increased by approximately 15% over the same period in 2003. Exploration expenditures were primarily incurred on the Oyu Tolgoi Project and other projects in Mongolia. The increase in exploration expenses over the last two years was a result of Ivanhoe Mines’ accelerated drilling activities on the Oyu Tolgoi project, especially on the Hugo Dummett deposits, and the engineering costs related to the Integrated Development Plan.

➢	Administrative costs. Administrative costs in Q4’04 were slightly lower, but consistent with expenditures in Q4’03.

➢	Net income (loss) from discontinued operations. The Company announced the sale of the Savage River mine operations in February 2005 and consequently, the 2004 and 2003 operating results from the mine have been reclassified as net income (loss) from discontinued operations.

Income from the Savage River mine operations totalled $9.7 million in Q4’04, compared to a loss of $0.8 million in Q4’03. During Q4’04, approximately one-third of total metal volumes sold by the Savage River operations was set at spot-market rates at almost double the normal contract price. In addition to the higher sales price received in Q4’04, gains resulting from the foreign exchange hedge program put in place by the mine at the end of Q3’04 also contributed to the higher earnings for the quarter.

➢	Foreign exchange gain. In Q4’04, the Company maintained most of its cash resources in Canadian dollars (“Cdn$”). The foreign exchange gain during the quarter was mainly attributable to the strengthening of the Canadian dollar against the U.S. dollar.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
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REVIEW OF OPERATIONS

A) EXPLORATION

Exploration expenses in 2004 totalled $98.2 million, compared to $68.0 million in 2003. The $30.2 million increase in costs was mainly due to the cost of engineering evaluation studies initiated in 2004 on the Oyu Tolgoi Project and increased drilling and exploration activities on the Oyu Tolgoi Project and other Mongolian properties.

a) Oyu Tolgoi Project, Mongolia – At the end of 2004, Ivanhoe Mines held four mining licences at Oyu Tolgoi totalling approximately 24,000 hectares. Ivanhoe Mines also held directly, and indirectly with Asia Gold Corp. (“Asia Gold”), a 51%-owned subsidiary of the Company, interests in exploration licences covering approximately 11.8 million hectares. In 2004, Ivanhoe Mines spent $85.5 million on its Mongolian properties. The main focus of exploration activities was the Oyu Tolgoi project ($71.8 million), the Kharmagtai project ($2.5 million), the Bronze Fox District ($0.5 million), and licence holding fees and general reconnaissance projects ($10.7 million). In 2003, Ivanhoe Mines spent $59.5 million on its Mongolian properties.

i)	Oyu Tolgoi Exploration. In February 2004, the Company released a Preliminary Assessment report, referred to as the scoping study. The Preliminary Assessment report included inferred resources that had not been sufficiently drilled to have economic considerations applied to them to enable them to be used as the foundation necessary to develop a feasibility study.

Drilling program (Southwest Oyu, South Oyu, Far South Oyu and Central Oyu deposits). Following the release of the Preliminary Assessment report, an infill drilling program was initiated on the Central Oyu, Southwest Oyu and South Oyu deposits with objective to upgrade a significant portion of the open pit inferred resources to the measured and indicated categories. The program was completed in July 2004. On August 18, 2004, a new independent resource estimate was released by AMEC E&C Services Limited. The total measured and indicated resource was estimated at 1.06 billion tonnes grading 0.47% copper and 0.36 grams of gold (g/t) per tonne. The cut-off grade used for this estimate was 0.30% copper equivalent for resources up to 560 metres below surface and 0.60% copper equivalent for resources at depths exceeding 560 metres. This resource estimate provided the Company with an independently based foundation for the design and optimization of the open pits that will form part of the feasibility study for the Southern Oyu deposits.

Drilling program (Hugo Dummett deposits). In the second half of 2004, Ivanhoe Mines’ drilling efforts were concentrated on the Hugo Dummett deposits to continue the infill drilling and exploratory program designed to expand the existing inferred resource base. The drilling program’s main focus is to upgrade a large percentage of

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
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the current inferred resource to the indicated category. The drilling program initially was expected to be completed in early 2005, but additional drilling will be required throughout 2005 to cover the enlargement of the Hugo North deposit and establish the degree of continuity, if any, of mineralization from Hugo North onto the adjoining Entrée property.

The most recent resource estimate for the Hugo Dummett deposits completed in May 2004 included inferred resources of 1,160 million tonnes grading 1.29% copper and 0.23 g/t gold, using a 0.60% copper equivalent cut-off grade. The May 2004 inferred resources estimate for the Hugo Dummett deposits was separate and in addition to the previously mentioned resource estimate for the Southern Oyu deposits. The Company expects to release an updated independent resource estimate in Q2’05.

ii)	Oyu Tolgoi Studies

Scoping study. The Preliminary Assessment report released in February 2004 recommended a two-stage approach to the development of the Oyu Tolgoi Project. The total capital cost for the first stage was estimated at approximately $529 million.

Feasibility study, Southern Oyu deposits. In Q3’04, the Company announced its intention to complete and release, by late Q2’05, the Integrated Development Plan, a study that will combine the findings and economics of two studies, the Southern Oyu open pit feasibility study and the underground pre-feasibility study on the Hugo North deposit. The feasibility study focused on a detailed baseline evaluation of initial facilities required to mine and process material from the open-pittable resources contained in the Southern Oyu deposits at a nominal rate of 70,000 tonnes per day, and incremental throughput tonnages above this base. In the second half of 2004, the preliminary design of the processing facility was sufficiently developed to enable equipment pricing to be obtained and to provide material take-offs for estimating purposes. At the end of 2004, the Company had completed the preliminary design of infrastructure, including the design of the water supply system, the design of tailings storage facilities and the design of on-site support facilities, such as offices, accommodations and workshops. Various studies aimed at optimizing the process flow sheet and site layout were undertaken and the results will be used in the next phase of work to finalize designs and estimates. Construction of the bulk sample shaft commenced in Q3’04 and the shaft’s targeted depth of approximately 70 metres was reached in January 2005. Samples from the shaft were extracted and shipped to the assay laboratory in January 2005, allowing pilot-plant trials to commence in Q2’05.

Pre-feasibility study, Hugo North deposit. In the second half of 2004, work on the pre-feasibility study mainly focused on engineering and cost analysis related to the underground block-cave mining of higher-grade sections of the Hugo North deposit at

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rates up to 85,000 tonnes per day. Drilling during the second half of 2004 focused on infill drilling of the initial production zone at Hugo North.

The contract for a 1,200-metre exploration shaft and lateral developments that will provide underground access to the Hugo South and Hugo North deposits was awarded to a major international shaft-sinking firm in Q3’04. As part of the planning for construction of the exploration shaft, long-lead items were identified and necessary orders, either to purchase or manufacture the required equipment, were placed. During Q4’04, equipment for a quarry and batch plant was purchased and construction of surface works is planned for early 2005. The geotechnical drilling program was completed during Q4’04 and final analysis and recommendations are expected in early 2005.

Water supply

The investigation of reliable water resources for the Oyu Tolgoi Project has identified two major sedimentary groundwater aquifers within 60 kilometres of the project site. The hydrogeological investigations aimed at defining the water supply for Oyu Tolgoi and the preparation of models to confirm the ability of the aquifers to provide the required water supply were completed by the end of 2004.

Metallurgical work

By the end of 2004, all samples for flotation testwork and testing of composites representing time periods of production were completed for the Southwest Oyu and South Oyu deposits. Batch flotation tests for the variability samples from the Southwest and South deposits were more than two-thirds complete. To assess various marketing criteria, concentrate samples representative of the first 10 years of production were obtained from a small flotation pilot plant.

iii)	Shivee Tolgoi earn-in agreement with Entrée Gold Inc. On November 10, 2004, the Company closed an earn-in and equity participation agreement with Entrée to explore and potentially develop approximately 40,000 hectares of Entrée’s Shivee Tolgoi property. A portion of the Shivee Tolgoi’s southern property boundary is contiguous to Hugo North deposit’s northern property boundary. By spending $35 million over eight years, including $15 million in the first three years, the Company has the option to earn up to 80% in mineralization deeper than 560 metres and up to 70% in mineralization above the 560-metre level.

The Company also has the right to acquire all of Entrée’s surface rights on the Shivee Tolgoi property by spending a minimum of $3 million in exploration expenditures in the first year and sufficient condemnation drilling to ensure that there is no economic mineralization below the surface of the areas directly affected.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
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The Company acquired 4.6 million units of Entrée for Cdn$4.6 million. Each unit consists of one Entrée common share and a warrant; each warrant entitles the holder to acquire, for a period of two years, one common share of Entrée at Cdn$1.10 per share.

b)	Other Mongolian copper/gold exploration projects. In 2004, regional reconnaissance work, rock sampling, induced polarization surveys and diamond drilling was carried out, mainly on the Kharmagtai property and the Bronze Fox District.

c)	Mongolian coal projects. In December 2004, the Company announced its intention to initiate the development of, what the Company currently believes to be extensive coal deposits in the South Gobi Region of Mongolia. Following a year-long evaluation of the coal-bearing basins in southern Mongolia, the Company has delineated three major coal-bearing basins located on lands 100% controlled by Ivanhoe Mines.

The Nariin Sukhait open pit mine, located within the most southerly basin and currently being mined by an independent Mongolian-Chinese joint venture, started mining in 2004 on an outcropping seam with an estimated true thickness of approximately 60 metres. The Nariin Sukhait mining licences, located approximately 40 kilometres from the Chinese border, are contained within a small area adjacent to and completely surrounded by property controlled by Ivanhoe Mines. Current annual production for the mine is estimated at approximately 450,000 tonnes of coal and is expected to increase to two million tonnes per year upon completion of the construction of a 400-kilometre-long railway link on the Chinese side of the border.

Ivanhoe’s current mapping, surface sampling and drilling to date have established that the bulk of the coal basin that contains the Nariin Sukhait mine is within Ivanhoe Mines’ current exploration licences. In January 2005, the Company announced the start of a resource delineation drilling program to determine the extent and quality of coal that might be located on Ivanhoe Mines’ property surrounding the Nariin Sukhait mine.

In December 2004, the Company also announced that it had retained Citibank as its advisor in broad-ranging discussions with various parties about the future of the Tavan Tolgoi coal deposit, located 140 kilometres northwest of the Oyu Tolgoi Project. The Company is exploring the possibility of a joint development of the Tavan Tolgoi coal deposit in conjunction with the development of the Oyu Tolgoi Project.

d)	Other

i)	China: Jinshan Gold Mines Inc. Ivanhoe Mines is exploring for gold, copper and platinum-group metals in several provinces of China through a series of joint ventures with Jinshan Gold Mines Inc. (formerly Pacific Minerals Inc.) (“Jinshan”). In Q3’04, Jinshan initiated a pilot test program for a large-scale, heap-leach operation on its most advanced project, the 217 Gold Project in Inner Mongolia. The Company’s share of Jinshan’s exploration expenditures in 2004 totalled $1.9 million. At the end

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     of 2004, the Company held 18.7 million common shares (38.5%) of Jinshan.

ii)	Inner Mongolia, China: Ivanhoe Mines. Throughout 2004, Ivanhoe Mines continued its extensive reconnaissance programs to identify high-priority targets based upon geologic models developed at Oyu Tolgoi and other epithermal-style deposits. In January 2005, the Chinese Ministry of Land & Resources authorized the transfer of six exploration licences into Ivanhoe Mines’ Yahao joint venture. The joint venture also obtained from the Inner Mongolia provincial government a 30-year permanent Business Licence. Ivanhoe Mines has the right to earn interests ranging from 80% to 90% in mineral projects developed under the exploration and mining licences held by the Yahao joint venture.

The six exploration licences are evenly split among the following three projects: the Siwumuchang gold-silver project, the Whu Zhu Er Ga Shun copper-gold project and the Ba Ri Tu nan gold-silver project. Ivanhoe Mines also is maintaining its efforts to obtain approval from the local government authorities for the transfer of various exploration licences into the Oblaga joint venture. Inner Mongolia exploration expenditures in 2004 totalled approximately $3.0 million in exploration activities and $1.2 million in property acquisition payments.

iii)	Cloncurry Australia. The Cloncurry leases cover an area of approximately 1,450 square kilometres, located 160 kilometres southeast of Mount Isa in northwestern Queensland. The areas surrounding the Cloncurry property are prospective for copper and gold, with potential for other minerals, such as cobalt, lead, zinc and silver. The objective of the exploration program in 2004 was to locate large, shallow mineral occurrences amenable to a heap-leaching open pit operation. A 17-hole, 3,549-metre drilling program was completed at Mt Doré in 2004 and a seven-hole, 1,071–metre drilling program was completed in Q4’04 at the Swan prospect. Progress was made during the year to establish relationships with indigenous title claimants to advance exploration agreements on various exploration leases. Expenditures in 2004 totalled approximately $4.8 million.

In Q1’05 the Company announced the discovery of a new deposit of a potentially significant iron oxide copper-gold mineralization at the Swan prospect. The new discovery, located 600 metres southwest of the former Mount Elliott gold and copper mine, has a 300-metre-wide by 400-metre-long magnetic anomaly signature. A total of six diamond drill holes, reaching a depth of at least 350 metres below surface, encountered chalcocite and gold mineralization. The mineralization is open-ended along strike and to depth. Ivanhoe Mines’ management believes that the area has excellent potential to host large-scale, high-grade iron oxide copper and gold deposits similar to the nearby Ernest Henry Mine, or the Olympic Dam Mine, in South Australia.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
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In 2005, Ivanhoe Mines is planning to recommence diamond drilling to further delineate the extent and grade of the underlying primary chalcocite and gold mineralization, and to conduct metallurgical testing on the supergene material to determine the heap-leach parameters of the near-surface, oxidized material. The Company has assembled a project development team, which includes the general manager and chief metallurgist who recently worked at the S&K Mine in Myanmar, to investigate the potential of quickly producing cathode copper from the supergene mineralization at the Swan deposit.

iv)	Kazakhstan: Bakyrchik. In 2004, the Bakyrchik operation re-processed material from the tailings pond. Based on favorable results, additional gravity tables were purchased and assembled in Q4’04 and the initial 14,000 tonnes processed in Q3’04 was increased to 22,000 tonnes in Q4’04. Engineering assessment and pilot test work continued on a proposed 150,000- to 200,000-tonne-per-annum rotary kiln process designed to yield annual gold production of up to 50,000 ounces. Bakyrchik engineers also are assessing a proposal to mine gold by extending one of the existing open pits. A National Instrument 43-101 qualified report has been commissioned from a third party engineering firm to evaluate this plan. If realized, the potential to start commercial operations with surface ore rather than underground-mined ore would reduce the start-up risk of the mining part of the project. Bakyrchik expenditures during 2004, including engineering, assessment work and mine care and maintenance costs, totalled approximately $3.8 million (2003 - $3.4 million).

Summary of exploration expenditures by project:

	Years ended December 31,
	2004	2003	2002

Total exploration expenditures-($000)	98,174	67,989	33,934
Percentage allocation
Mongolia	87%	87%	81%
China	3%	5%	1%
Myanmar	3%	4%	7%
Bulgaria	1%	—	—
Australia	5%	—	—
Korea	—	3%	8%
Other	1%	1%	3%

	100%	100%	100%

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B) MINING OPERATIONS

MONYWA COPPER PROJECT (S&K MINE), MYANMAR

	Year ended December 31,
	Total Operation				Company’s 50% net share
				% Increase			% Increase
		2004	2003	(decrease)	2004	2003	(decrease)

Total tonnes moved(1)	Tonnes (000’s)	10,675	18,527	(42%)
Tonnes of ore to heap	Tonnes (000’s)	6,881	8,767	(22%)
Ore grade	CuCN %	0.65%	0.60%	8%
Strip ratio	Waste/Ore	0.45	0.92	(51%)
Cathode production	Tonnes	31,756	27,869	14%	15,878	13,935	14%
Tonnage sold	Tonnes	31,460	27,615	14%	15,730	13,808	14%
Average sale price received	$/pound				$1.34	$0.79	69%
Sales	$(000)				44,091	22,866	93%
Cost of operations	$(000)				11,412	12,428	(8%)
Operating profit	$(000)				27,502	4,954	455%

(1)	Includes ore and waste material

Copper prices on the London Metal Exchange averaged $1.30 per pound in 2004, compared to $0.81 per pound in 2003.

In 2004, the cash component of cost of operations increased by 16% ($1.8 million) over 2003. The increase in costs was mainly attributable to increased unit power costs, higher commercial and import taxes, increased chemical costs and higher road maintenance charges. This increase in costs is net of a 49% reduction in equipment rental charges ($2.4 million), mainly attributable to lower tonnage moved.

Assisted by higher copper prices, improved ore grades and higher copper production, the S&K Mine is continuing to generate excellent results. The Company expects to release in Q2’05 a two-step development plan that combines the expansion of the existing operations at the S&K Mine with the development of the Letpadaung deposit. This development plan is expected to be implemented over a period of five years, resulting in the Monywa Copper Project’s overall copper cathode production capacity of 200,000 tonnes per year. In mid-October 2004, the mine’s annual copper cathode throughput capacity increased to 39,000 tonnes (86 million pounds). All development costs were funded from the mine’s internally generated cash flow.

1.	The first step of the plan, which is subject to an expected 2006 upgrade of the mine’s power supply to 40 megawatts, is expected to take annual copper production from the S&K Mine’s deposit to a projected rate of 50,000 tonnes (110 million pounds). This first step is expected to be put in place in H1’06.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars except where noted)

2.	The second step, which is subject to a power supply of between 60 and 80 megawatts being made available, proposes to develop the Letpadaung deposit over a four year period. The proposed development will consist of the construction of three SX/EW modules, each with an annual capacity of 50,000 tonnes of copper cathode per year. Japanese, Korean and Chinese companies have made written expressions of interest in providing financing to fast-track the expansion of copper production from the S&K Mine and Letpadaung deposits. Financing discussions are ongoing between these companies and the management of the Monywa Copper Project, although there are no assurances that satisfactory negotiations will be concluded.

Each phase of the expansion is expected to be funded from internally generated cash flows. The Monywa Copper Project also is considering external funding alternatives that would enable accelerated expansion. See “Corporate Strategy and Outlook – Monywa Copper Project”.

C) DISCONTINUED OPERATIONS

SAVAGE RIVER MINE, TASMANIA

	Twelve month period ended December 31,
				Percent
		Year ended December 31,		Increase
		2004	2003	(decrease)

Total volumes moved(1)	BCM (000 ’s)	—	10,007	(100%)
Tonnes milled	(000’s)	5,336	5,308	1%
Strip ratio	Tonnes waste/tonnes ore	4.4	5.5	(21%)
Concentrate production	Tonnes (000’s)	2,106	2,286	(8%)
Iron ore content	Fe%	29.9%	32.6%	(8%)
Pellet production	Tonnes	2,102,863	2,255,938	(7%)
Pellet sales	Tonnes	2,118,197	2,180,000	(3%)
Sales	$/tonne	$40	$31	29%
	$(000)	83,898	66,833	26%
Cost of operations	$(000)	71,614	63,480	13%
Operating profit (loss)	$(000)	7,915	(1,952)	506%
Average foreign exchange rate	US$/AUD$	0.7370	0.6529	13%

(1)	Includes ore and waste material

Net income from discontinued operations was approximately $8.6 million in 2004, compared to a net loss of $4.7 million in 2004. The 29% increase in the unit sale price resulted from the 19% increase in the approved pellet price for 2004, plus higher prices obtained in Q4’04 from the pellet and concentrate sales negotiated at spot prices, which reached almost double the established standard rate for the year. Net operating profit was affected by a 14% increase in operating costs, mainly attributable to higher wages, electricity, fuel and gas charges.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars except where noted)

On February 28, 2005, the Company completed of the sale of its total investment and loans to the Savage River operations for two initial cash payments totalling $21.5 million, plus a series of contingent, escalating-scale annual payments based on the annual pellet price. The escalating payments will be made over five years, commencing March 2006. A 71.5% increase in the iron ore price benchmark for the 2005 year was announced at the end of February 2005. Based on this expected increase, the Company expects to receive by the end of March 2006, cumulative payments totalling approximately $44.0 million. In addition, if the 2005 newly increased pellet price benchmark and the Savage River pellet production are maintained over the following five years, the Company should receive additional payments totalling approximately $79 million. Total pellet production for 2005 is estimated to be approximately 2.0 million tonnes.

D) ADMINISTRATIVE AND OTHER

General and administrative. The $5.4 million increase in General and Administrative expenditures in 2004 was primarily due to a $2.8 million increase in stock-based compensation and increases in wages and benefits, insurance, travel charges and legal expenses.

Foreign exchange gains. In 2004 and 2003, the Company maintained most of its cash resources in Canadian dollars. The majority of the foreign exchange gains in 2004 and 2003 were attributable to the strengthening of the Canadian dollar against the U.S. dollar.

Gain on sale of investments. The $4.5 million gain on sale of investments in 2004 consists of a $3.3 million gain from the sale of the Company’s property interest located in Vietnam and a $1.2 million gain from the sale of the Resource Investment Trust share investment. The $4.6 million gain on sale of an investment in 2003 resulted from the sale of the Company’s shares of Emperor Mines Limited.

Share of loss on significantly influenced investees. At December 31, 2004, the Company held 38.5% (2003 - 35.5%) of Jinshan’s common shares (see “Review of Operations – Exploration, Other-China: Jinshan Gold Mines Inc.”), and consequently $2.0 million (2003 -$2.3 million) of the $2.3 million (2003 - $2.4 million), represents the expensing by the Company of its share of Jinshan’s net loss.

Write down of assets. In 2004, the Company recorded a $5.3 million write-down reflecting an impairment of a portion of Jinshan’s original underlying assets at the date of the Company’s investment in Jinshan. In 2003, following the sale of its Korean assets to Asia Gold, the Company wrote down its investment in its Korean assets by $1.2 million.

Dilution gain on investment in subsidiary. Starting in Q3’03, following the acquisition by the Company of more than 50% of the outstanding common shares of Asia Gold, the financial results of Asia Gold were consolidated in the Company’s financial results. In 2003, a $4.2 million dilution gain was recognized by the Company following Asia Gold’s initial public offering.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars except where noted)

Share Capital - At March 21, 2005, the Company had a total of 293.8 million common shares and the following purchase warrants outstanding:

Share purchase			Total number of
warrants outstanding	Maturity date	Exercise price	shares to be issued
7.125 million(1)	December 19, 2005	Cdn$12.50 per share	7.125 million
5.76 million(2)(3)	February 15, 2006	$8.68 per share	0.576 million

(1)	Each warrant entitles the holder to acquire one common share.

(2)	Each 10 warrants entitle the holder to acquire one common share.

(3)	In 2005, the expiry date was extended from February, 2005 to February, 2006.

At March 21, 2005, the Company had a total of approximately 8.8 million incentive stock options outstanding, with a weighted average exercise price per share of Cdn$5.49. Each option is exercisable to purchase a common share of the Company at prices ranging from Cdn$1.20 to Cdn$12.70 per share.

CASH RESOURCES AND LIQUIDITY

At December 31, 2004, consolidated working capital was $142.5 million, including cash of $122.6 million, compared with working capital of $128.1 million and cash of $107.0 million at December 31, 2003.

Operating activities. The $99.2 million in cash used in operating activities in 2004 was primarily the result of $98.2 million in exploration expenditures.

Investing activities. After repayment of the $50 million Mongolian Treasury Bill in Q4’04, a total of $39.3 million in cash was used in investing activities in 2004. The main cash expenditures included $8.2 million in sustaining capital expenditures on mining property, plant and equipment; $5.4 million in non-producing mining plant and equipment on exploration projects, primarily located in Mongolia and Australia, and $20.8 million on the acquisition of various mineral interests, consisting mainly of the second $20.0 million installment of the $37.0 million purchase price for the BHP royalty interest acquisition in Q4’03.

Financing activities. Financing activities in 2004 consisted mainly of net proceeds totalling $100.6 million from the 20.0 million common shares issued at a price of $5.32 (Cdn$7.00) per share in July 2004, less $15.0 million of debt repayments by the S&K Mine ($7.5 million net to Ivanhoe Mines).

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars except where noted)

The $100.6 million equity financing raised at the end of June 2004 allocated $90.9 million in expenditures to the Oyu Tolgoi Project ($82.2 million) and to exploration activities on various projects in China ($8.7 million). A total of approximately $58 million was spent or incurred in the second half of 2004 on these various projects. Within the first four months of 2005, the Company anticipates spending on these projects the remaining portion of the equity financing.

The Company’s existing cash resources, together with the proceeds from the sale of the Savage River Mine, are expected to be sufficient to fund the Company’s current and planned activities into the third quarter of 2005. Following completion of the Integrated Development Plan, the Company expects to be in a position to seek project financing to implement its initial open-pit development plans at the Southern Oyu deposits.

However, there can be no assurance that the Company will be able to obtain project financing before its existing cash resources are exhausted. Failure to generate sufficient funding from one or more of these sources may require Ivanhoe Mines to delay, postpone or curtail certain of its planned activities for the second half of 2005 and thereafter.

Proceeds received from the sale of the Savage River mine will be used to supplement the funding of the Company’s ongoing activities at Oyu Tolgoi, although there can be no assurance that these funds, if and when received, will be sufficient to meet all of the Company’s funding requirements.

The Company expects to fund additional planned expenditures for the second half of 2005 and beyond from external sources, which may include debt or equity financing, proceeds from the sale of existing non-core assets, third-party participation in one or more of the Company’s projects, or a combination thereof. There can be no assurance that the Company will be successful in generating sufficient funds from any of these sources. Failure to generate sufficient funding from one or more of these sources may require Ivanhoe Mines to delay, postpone or curtail certain of its planned activities in 2005, and thereafter. Over the long term, the Company will need to obtain additional funding for, or third-party participation in, its undeveloped or partially developed projects (including the Oyu Tolgoi Project, the Company’s other Mongolian exploration projects, its Chinese and Australian exploration projects and the Bakyrchik project) to bring them into full production (see “Risks and Uncertainties - Additional Funding Requirements”).

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars except where noted)

CONTRACTUAL OBLIGATIONS

US$(000)

	Payments due in years ending December 31,
	2005	2006	2007	2008	2009	2010+	Total

Long term debt(1)	7,500	—	—	—	—	—	7,500
Operating leases(2)	629	349	158	56	—	—	1,192
Purchase obligations(2)	13,934	—	—	—	—	—	13,934
Other long-term obligations(3)	432	724	432	7,503	—	9,739	18,830

	22,495	1,073	590	7,559	—	9,739	41,456

ALLOCATION
S&K Mine	8,187	432	432	5,355	—	—	14,406
Mongolia	13,763	440	148	50	—	—	14,401
Bakyrchik	—	—	—	—	—	9,739	9,739
Cloncurry	—	—	—	2,148	—	—	2,148
Singapore	172	201	10	6	—	—	389
Vancouver	373	—	—	—	—	—	373

	22,495	1,073	590	7,559	—	9,739	41,456

(1)	This amount is included in the Company’s Consolidated Balance Sheet as at December 31, 2004 and excludes future interest payments.

(2)	These amounts mainly represent various long-term contracts that include commitments for future operating payments under contracts for drilling, engineering, equipment purchases, rentals and other arrangements.

(3)	Other long-term obligations mainly consist of deferred royalty payments and asset retirement obligations.

In 1997, the S&K Mine entered into an agreement for the sale of a guaranteed quantity of Grade A Product (as defined in the agreement) from the mine to Marubeni Corporation, which is affiliated with one of the lenders of the project financing. This agreement is expected to expire by the end of 2005.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires companies to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars except where noted)

A detailed summary of all of the Company’s significant accounting policies and the estimates derived therefrom is included in Note 2 to the annual Consolidated Financial Statements for the year ended December 31, 2004. While all of the significant accounting policies are important to the Company’s consolidated financial statements, the following accounting policies and the estimates derived therefrom, have been identified as being critical:

➢	Carrying Values of Mining Property, Plant and Equipment and Other Mineral Property Interests;

➢	Depletion and Depreciation of Property, Plant and Equipment;

➢	Heap Inventory Valuation;

➢	Asset Retirement Obligations;

➢	Income Taxes.

Carrying values of Mining Property, Plant and Equipment and Other Mineral Property Interests

The Company undertakes a review, at least annually, to evaluate the carrying values of operating mines and other mineral property interests. Preparation of a life-of-mine’s cash flow for each remaining year is based on management’s estimates of remaining mine reserves and grade, future production and sale volumes, unit sales prices, future operating and capital costs and reclamation costs to the end of mine life. For each mining project, the carrying value is compared to the estimated future discounted cash flows and any excess is written down against operations.

The estimates used by management are subject to various risks and uncertainties. It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of the Company’s investments in mining projects and other mineral property interests.

Depletion and Depreciation of Property, Plant and Equipment

Mining property, plant and equipment comprise the largest component of Ivanhoe Mines’ assets and, as such, the amortization of these assets has a significant effect on the Company’s financial statements.

On the commencement of commercial production, depletion of each mining property is provided on the unit-of-production basis using estimated proven and probable reserves as the depletion basis. The mining plant and equipment and other capital assets are depreciated, following the commencement of commercial production, over their expected economic lives using either the unit-of-production method or the straight-line method (over two to 15 years), as appropriate.

Capital projects in progress are not depreciated until the capital asset has been put into operation.

The proven and probable reserves are determined based on a professional evaluation using accepted international standards for the assessment of mineral reserves. The assessment involves

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars except where noted)

the study of geological, geophysical and economic data and the reliance on a number of assumptions. The estimates of the reserves may change, based on additional knowledge gained subsequent to the initial assessment. This may include additional data available from continuing exploration, results from the reconciliation of actual mining production data against the original reserve estimates, or the impact of economic factors such as changes in the price of commodities or the cost of components of production. A change in the original estimate of reserves would result in a change in the rate of depletion and depreciation of the related mining assets, or could result in impairment, resulting in a write-down of the assets.

Following the start of commercial production, some mining companies’ accounting policies are to expense all costs of removing waste material. Many mining companies, including Ivanhoe Mines, have adopted a different accounting policy whereby, for the entire mine life, the costs of removing waste rock at open-pit mines, commonly referred to as “stripping costs,” are deferred. For Ivanhoe Mines, mining costs associated with waste-rock removal are deferred or accrued, as appropriate, and charged to operations on the basis of the average stripping ratio for each mine area. The average stripping ratio is calculated as the ratio of the tonnes of waste material estimated to be mined to the estimated recoverable tonnes of metals from that mine area. The policy of deferring stripping costs results in the smoothing of costs of removing waste material over the life of the mine rather than expensing those actual costs in the period incurred.

The following is a summary of strip ratios for the S&K Mine (1):

Actual	2002	0.73
	2003	0.92
	2004	0.45
Forecast	2005	0.79
	2006	1.11
	2007	1.10

Life of mine average		0.97

(1)	The strip ratio is calculated using tonnes of waste mined over tonnes of ore mined.

Heap inventory valuation

Ivanhoe Mines’ copper operations involve the process of stacking ore on heaps and extracting a copper-bearing solution from the heaps using a continuous leaching process. The inventory categorized as “broken ore on leach pads” represents the inventory cost of estimated recoverable copper quantities contained in the heaps. It is not practical in a normal mine operation to obtain direct measurements of these quantities of recoverable copper. Instead, remaining metal inventory quantities are estimated indirectly by subtracting total copper production from the cumulative estimate of recoverable copper stacked on the heaps.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars except where noted)

A decrease in the estimated copper quantities recoverable from the heaps would directly increase the cost of copper production and decrease the value of broken ore on leach pads.

Each month, the broken ore on leach pads is valued at the lower of the weighted average cost of production and net realizable value. The monthly cost of production includes all costs related to mining for the month, including allocated depreciation and depletion charges. All of this ore has been classified as a current asset since, based on historical leaching data, the copper is expected to be recovered within the next 12 months. The estimated units of copper on the leach pads are based on the amount of ore placed on the pads, the expected recovery rates and actual production.

Copper recovery rates are dependent on whether the ore is processed before it is stacked on the heaps. Copper recoveries from crushed and agglomerated ore material are approximately 80% and the leach cycle takes almost a year to complete. The leaching cycle for run-of-mine material — unprocessed material deposited directly on the heaps — is much shorter, (approximately 160 days), but the copper percentage recovery rate is normally lower and is approximately 75%.

At December 31, 2004, the total amount of recoverable metal contained in the heaps was estimated at approximately 31,700 tonnes of copper (net 16,850 tonnes to Ivanhoe Mines), at a cost of approximately $631 per tonne, or $0.29 per pound of copper.

Ivanhoe Mines reviews the estimated units of copper on the heap-leach pads on a regular basis and, where appropriate, revises its estimates of those quantities to recognize changes in the expected recovery rates based on actual recoveries.

Asset Retirement Obligations

The Company has obligations for site restoration and decommissioning related to its mining properties. The Company, using mine closure plans or other similar studies that outline the requirements planned to be carried out, estimates the future obligations for mine closure activities. Because the obligations are dependent on the laws and regulations of the countries in which the mines operate, the requirements could change — resulting from amendments in those laws and regulations relating to environmental protection and other legislation affecting resource companies.

Ivanhoe Mines recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of mining property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of-production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars except where noted)

Because the estimate of obligations is based on future expectations in the determination of closure provisions, management makes a number of assumptions and judgments. The closure provisions are more uncertain the further into the future the mine closure activities are to be carried out. Actual costs incurred in future periods in relation to the remediation of Company’s existing assets could differ materially from the $17.4 million undiscounted future value of Ivanhoe Mines’ estimated asset retirement obligations at December 31, 2004.

Income Taxes

The Company must make significant estimates in respect of the provision for income taxes and the composition of its future income tax assets and future income tax liabilities. Ivanhoe Mines’ operations are, in part, subject to foreign tax laws where interpretations, regulations and legislation are complex and continually changing. As a result, there are usually some tax matters in question which may, on resolution in the future, result in adjustments to the amount of future income tax assets and future income tax liabilities, and those adjustments may be material to the Ivanhoe Mines’ financial position and results of operations.

Future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantially enacted, as applicable, income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed quarterly and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

The determination of the ability of the Company to utilize tax loss carry-forwards to offset future income taxes payable requires management to exercise judgment and make assumptions about the future performance of the Company. Management is required to assess whether the Company is “more likely than not” to be able to benefit from these tax losses. Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

Recent Accounting Pronouncements

As part of its agenda, the Emerging Issues Task Force of the U.S. Financial Accounting Standards Board is reviewing several accounting issues related to the mining industry. Should this result in changes to U.S. Generally Accepted Accounting Principles (“GAAP”), Canadian GAAP may also be changed in an effort to harmonize with U.S. GAAP.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars except where noted)

RISKS AND UNCERTAINTIES

Material risks and uncertainties affecting Ivanhoe Mines, their potential impact, and the Company’s principal risk management strategies, are as follows.

➢	Additional Funding Requirements - The further development and exploration of the various mineral properties in which it holds interests depends upon Ivanhoe Mines’ ability to obtain financing through joint ventures, debt financing, equity financing or other means. Ivanhoe Mines must arrange significant project financing for development of the Oyu Tolgoi Project. There can be no assurance that Ivanhoe Mines will be successful in obtaining any required financing as and when needed. Depressed markets for precious and base metals may make it difficult, or impossible, for Ivanhoe Mines to obtain debt financing or equity financing on favorable terms, or at all. Ivanhoe Mines operates in a region of the world that is prone to economic and political upheaval and certain mineral properties held by Ivanhoe Mines are located in politically and economically unstable countries, which may make it more difficult for Ivanhoe Mines to obtain debt financing from project lenders. Failure to obtain additional financing on a timely basis may cause Ivanhoe Mines to postpone its development plans, forfeit rights in some or all of its properties or joint ventures, or reduce or terminate some or all of its operations.

➢	Risks pertaining to Mongolia - Mongolia is, and for the foreseeable future is expected to remain, the country in which Ivanhoe Mines concentrates most of its business activities and financial resources. Since 1990, Mongolia has been in transition from state socialism and a planned economy to a political democracy and a free market economy. Much progress has been made in this transition, but much more progress remains to be made, particularly with respect to the rule of law. Many laws have been enacted, but in many instances they are neither understood nor enforced. For decades, Mongolians have looked to politicians and bureaucrats as the sources of the “law”. This has changed in theory, but often not in practice. With respect to most day-to-day activities in Mongolia, government civil servants interpret, and often effectively make, the law. This situation is gradually changing, but at a relatively slow pace. Laws may be applied in an inconsistent, arbitrary and unfair manner and legal remedies may be uncertain, delayed or unavailable.

Ivanhoe Mines’ current focus is the Oyu Tolgoi Project. Ivanhoe Mines is engaged in discussions with a working group of Mongolian government representatives aimed at reaching a long-term stability agreement establishing the critical terms and conditions that will apply to the Oyu Tolgoi Project during its operational phase. Management believes that such an agreement (or lack thereof) will have a material impact on Ivanhoe Mines’ ability to obtain the financing necessary to develop the project. The stability

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars except where noted)

agreement that Ivanhoe Mines is seeking from the Mongolian government is expected to address tax and fiscal issues, as well as other matters, including cross-border and import/export issues and confirmation of appropriate mining, land and water licence tenures and infrastructure necessary to carry out all exploration, mining, milling, processing and related activities over the life of the project. No assurances can be given as to when, or if, Ivanhoe Mines’ discussions with the Mongolian government working group will culminate in a stability agreement, or that any such stability agreement will contain terms and conditions that are, in all material respects, favourable to Ivanhoe Mines.

➢	Uncertainties related to mineral resource estimates – There is a degree of uncertainty attributable to the calculation of mineral resources and corresponding grades being mined or dedicated to future production. Until resources are actually mined and processed, the quantity of resources and grades must be considered as estimates only. In addition, the quantity and value of reserves or resources may vary, depending on metals prices. Any material change in the quantity of resources, grades or stripping ratio may affect the economic viability of Ivanhoe Mines’ properties. In addition, there can be no assurance that metal recoveries in small-scale laboratory tests will be duplicated in larger-scale tests under on-site conditions, or during production. Deferred Cash Considerations expected to be received by the Company from the sale of the Savage River mine are based both future iron pellet prices (see below) and on current estimated mineral reserves and anticipated future annual production from the mine. There is no guarantee that these mineral reserves and annual production estimates and the estimated Deferred Cash Considerations will be realized. See “Corporate Strategy and Outlook – Discontinued Operations”.

➢	Metal price volatility – Copper and iron-ore pellet prices are subject to volatile price changes from a variety of factors, including international economic and political trends, expectations of inflation, global and regional demand, currency-exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The supply of, and demand for, Ivanhoe Mines’ principal products — iron ore and copper — is affected by various factors, including political events, economic conditions and production costs.

Unlike most metals, iron ores are not fungible commodities, as each is somewhat different in composition and usage characteristics. The iron-ore market behaves like a product, rather than a commodity, market, with zones of competition and zones of exclusion. The market is one of direct customer-to-producer relationships, without middlemen, warehousing or buffer stocks, speculators or futures market. The market is imperfect and oligopolistic. Prices are not set by the market clearance principle, but to optimize returns to producers within the constraint of the total market size. Iron ore pellet prices are negotiated once a year and have risen sharply in recent years, increasing

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars except where noted)

approximately 10% in 2003, a further 19% in 2004 and a recently announced 71% in 2005. In the past, iron ore pellet prices have suffered significant declines and there is no guarantee that the current upward trend in pellet prices will continue in the future

In the second half of 2003, copper prices benefited from speculative buying activity from hedge funds in anticipation of a global economic turnaround that has yet to fully materialize. China’s ever-expanding need to import various metals to feed its buoyant economy also contributed to the sharp increase in prices in 2003 and 2004 for copper and iron ore.

Prior to 2003, many metal prices, when adjusted for inflation, were in a downward trend. Although many analysts now forecast that metal prices are expected to increase in the near future, there is no assurance that the 2003 and 2004 increases in metal prices represent a turning point or a confirmation of a reversal of that previously established downward trend in metal prices.

Ivanhoe Mines did not hedge any metal sales or production in 2003 and 2004 and has no plans to do so in 2005.

➢	Operating risks – Ivanhoe Mines faces a number of potential risks with respect to the proposed expansion at the Monywa Copper Project, which includes the development of the nearby Letpadaung deposit. Myanmar’s current power-generating ability is limited and there can be no assurance that improvements to Myanmar’s national power system, sufficient to furnish the additional required power for the planned expansion of the S&K Mine operations, will be made on a timely basis, or at all. If not, it may be necessary to construct a local source of power, which may not be feasible or which may render the project uneconomic.

The high-lift leach piles planned for the S&K Mine and the Letpadaung deposit carry technical risks. These risks include geotechnical failure, chemical degradation of the heap material, compaction and loss of permeability, lack of oxygen, excessive iron build-up and excessive acid generation. Manifestation of these risks could adversely affect the level of copper recoveries and increase operating costs.

Although Ivanhoe Mines believes that the material to be extracted from the Letpadaung deposit will exhibit the same heap-leaching characteristics as the ore currently being mined at the S&K Mine, this assumption cannot be confirmed prior to mining. Different metallurgical characteristics in the Letpadaung deposit, if and to the extent they might exist, could adversely affect the technical feasibility and economics of the S&K Mine’s Letpadaung development plans.

Ivanhoe Mines conducts its operations in several countries through co-operative joint ventures with government-controlled entities. While this connection benefits Ivanhoe Mines in some respects, there is a substantial inequality with respect to the influence of the parties with the applicable government. Governments in these countries hold a

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars except where noted)

substantial degree of subjective control over the application and enforcement of laws and the conduct of business. This inequality would become particularly detrimental if a business dispute arose between joint venture parties. Ivanhoe Mines seeks to minimize this issue by including international arbitration clauses in relevant agreements whenever possible and by maintaining positive relations with its joint venture partners and local governments, but there can be no guarantee that these measures will be sufficient to protect Ivanhoe Mines’ interest in these countries.

➢	Economic Sanctions - In May, 1997, the United States government imposed economic sanctions on Myanmar, banning new investments in Myanmar by any United States investor. In August, 1997, the Canadian government imposed selective economic sanctions on Myanmar, directed against imports and exports between Canada and Myanmar. These sanctions were based on the United States and Canadian governments’ belief that the current government of Myanmar has repressed opposition to the government. While the sanctions in their current form do not affect the Company’s investments in Myanmar, there can be no assurances that the sanctions will not be broadened or that other countries will not adopt sanctions in the future. The existence of United States sanctions may restrict the ability of United States companies to participate in the Monywa Copper Project. It is not possible to assess whether additional legislation will be enacted by the United States, Canada, the European Union or elsewhere or, if enacted, will ultimately affect the Company or investment in the Company.

➢	Currency risks – The bulk of the Company’s activities are denominated in U.S. currency. During the past two years, the Company invested most of its surplus funds in cash instruments denominated in Canadian dollars. During most of that two-year period, the Canadian dollar strengthened against the U.S. dollar, resulting in a foreign exchange gain to the Company. There is no guarantee that the Canadian dollar will continue on this trend in the future and a sudden weakening of the Canadian dollar vis-a-vis the U.S. dollar could generate a significant foreign exchange loss to the Company.

➢	Limited production history - The Company has paid no dividends on its common shares since incorporation and does not anticipate doing so in the foreseeable future. To date, the Company has not received any cash flow generated by the S&K Mine. All other exploration and development projects of Ivanhoe Mines will need funding from the Company. Ivanhoe Mines has a limited operating history and there can be no assurance of its ability to operate its projects profitably. While Ivanhoe Mines may in the future generate additional working capital through the operation, development, sale or possible syndication of its properties, there is no assurance that Ivanhoe Mines will be capable of producing positive cash flow on a consistent basis or that any such funds will be available for exploration and development programs.

➢	Uninsurable risks or self-insured risks – Exploration, development and production operations on mineral properties involve numerous risks, including unexpected or

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars except where noted)

unusual geological operating conditions, rock bursts or slides, fires, floods, earthquakes or other environmental occurrences, and political and social instability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any further profitability and result in increasing costs and a decline in the value of the securities of the Company. Ivanhoe Mines does not maintain insurance against political or environmental risks. Also, because of the recent major increases in insurance premiums and the inability to obtain full coverage, the S&K Mine is self-insuring on a portion of the mine assets.

➢	Extent of liability for previous environmental damage - Ivanhoe Mines has received exemptions from liability from relevant governmental authorities for environmental damage caused by previous mining operations at the S&K Mine and the Bakyrchik Project. There is a risk, however, that, if an environmental accident occurred at those sites, it may be difficult or impossible to assess the extent to which environmental damage was caused by Ivanhoe Mines’ activities or the activities of previous operators. In that event, the indemnities could be ineffective and possibly worthless.

➢	Limited customer base – Substantially all of the Ivanhoe Mines’ production from the S&K Mine is sold to a single Japanese buyer. If, for any reason, the S&K Mine was unable to continue to sell its production to its existing buyer, economic sanctions against trade with Myanmar may significantly reduce the number of potential alternative buyers.

RELATED-PARTY TRANSACTIONS

At the end of 2004 and 2003, the Company’s discontinued operations owed approximately $5.1 million to Mr. Friedland. This debt originated as a result of the December 2000 acquisition, by the Company, of the Savage River operation. Following the sale of the Savage River operations in February 2005, repayment of this balance is contingent upon the Company receiving proceeds in excess of approximately $111 million from the sale of the Savage River operations.

The Company is a party to cost-sharing agreements with other companies in which Robert M. Friedland, its Chairman and Chief Executive Officer, has a material, direct or indirect, beneficial interest. Through these agreements, Ivanhoe Mines shares, on a cost-recovery basis, office space, furnishings, equipment and communications facilities in Vancouver, Singapore, Beijing and London, and an aircraft. Ivanhoe Mines also shares the costs of employing administrative and non-executive management personnel in these offices.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars except where noted)

Companies in which the Company is a party to the cost-sharing agreement and Mr. Friedland’s ownership interest in each of them, are as follows:

R.M. Friedland’s
Ownership
Company Name	Interest
Ivanhoe Energy Inc.	27.47%
Ivanhoe Capital Corporation	100.00%
Ivanhoe Nickel & Platinum Ltd.	50.06%

The Company’s related-party transactions also include transactions with Asia Gold Corp., (a 51.1%-owned subsidiary) and exploration expenditures incurred as part of several joint-venture agreements with Jinshan Gold Mines Inc.(a 38.5%-owned, publicly listed company).

The shared and other expenditures for the last two years were as follows:

	$(000)
	Years ended December 31,
	2004	2003

Exploration	2,198	1,768
Legal	468	—
Office and administrative	2,057	1,834
Salaries and benefits	2,239	1,372
Travel (including aircraft rental)	3,001	2,636

	9,963	7,610

Accounts receivable and accounts payable of the Company at December 31, 2004, included $0.4 million and $3.3 million, respectively (December 31, 2003 — $0.3 million and $0.3 million, respectively), which were due from/to a company under common control or companies related by way of directors in common.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars except where noted)

OFF-BALANCE SHEET ARRANGEMENTS

In 2004, the Company did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, except for the call options discussed under “Financial Instruments” below.

FINANCIAL INSTRUMENTS

In September 2004, in order to obtain some protection against the weakening of the U.S. dollar, the management of the Savage River Mine negotiated a 12-month, $60 million call options program, providing the mine with the option to buy the AUD$ equivalent of $5 million each month at $0.7298 in 2004 and $0.7150 in 2005.

Conversely for the same 12-month period, the mine is obliged each month to buy the AUD$ equivalent of $5 million at $0.7298 in 2004 and $0.7150 in 2005 if the AUD$ value at the end of any month is below $0.7030 in 2004 and $0.6866 in 2005.

At December 31, 2004, these financial instruments were marked to market by the Savage River mine operations, which resulted in an unrealized foreign exchange gain of approximately $3 million being included in the net income from discontinued operations in 2004.

QUALIFIED PERSONS

Disclosure of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi Project was prepared under the supervision of Charles P.N. Forster, an employee of Ivanhoe Mines and a qualified person under National Instrument 43-101. Disclosure of a scientific or technical nature in this MD&A in respect of the Monywa Copper Project was prepared by or under the supervision of Mark Haywood, an employee of Ivanhoe Mines and a qualified person under National Instrument 43-101.

OVERSIGHT ROLE OF THE AUDIT COMMITTEE

The Audit Committee reviews, with management and the external auditors, the Company’s quarterly MD&A and related consolidated financial statements and approves the release of such information to shareholders. For each audit or quarterly review, the external auditors prepare a report for members of the Audit Committee summarizing key areas, significant issues and material internal control weaknesses encountered, if any.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars except where noted)

MANAGEMENT’S REPORT TO THE SHAREHOLDERS

The Consolidated Financial Statements and the management’s discussion and analysis of financial condition and results of operations (“MD&A”) are the responsibility of the management of Ivanhoe Mines Ltd. These financial statements and the MD&A have been prepared in accordance with accounting principles generally accepted in Canada and regulatory requirements, respectively, using management’s best estimates and judgment of all information available up to March 21, 2005.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal controls. The Audit Committee of the Board of Directors, consisting solely of outside directors, meets regularly during the year with financial officers of the Company and the external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities to the Directors who approve the consolidated financial statements.

These financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized in Note 2 to the Consolidated Financial Statements.

The consolidated financial statements have been audited by Deloitte & Touche LLP, the independent registered chartered accountants, in accordance with Canadian generally accepted auditing standards. They have full and unrestricted access to the Audit Committee.

R. M. Friedland	P. Meredith
Chairman	Chief Financial Officer

March 21, 2005
Vancouver, BC Canada

Deloitte & Touche LLP
P.O. Box 49279
Four Bentall Centre
2800 — 1055 Dunsmuir Street
Vancouver, British Columbia
V7X 1P4

Tel: (604) 669 4466 Fax: (604) 685 0395 www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Shareholders of
Ivanhoe Mines Ltd.

We have audited the consolidated balance sheets of Ivanhoe Mines Ltd. as at December 31, 2004 and 2003 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations, changes in its shareholders’ equity and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no opinion.

Independent Registered Chartered Accountants
Vancouver, British Columbia
March 10, 2005

Comment by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference

In the United States of America, the reporting standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by matters such as that described in Note 26 (a) to the consolidated financial statements. Our report to the shareholders dated March 10, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such matters in the auditors’ report when they are adequately disclosed in the financial statements.

Independent Registered Chartered Accountants
Vancouver, British Columbia
March 10, 2005

IVANHOE MINES LTD.
Consolidated Balance Sheets

(Stated in thousands of U.S. dollars)

	December 31,
	2004	2003
ASSETS

CURRENT
Cash (Note 5)	$122,577	$106,994
Investments (Note 6)	—	50,000
Accounts receivable (Note 7)	10,286	4,440
Broken ore on leach pads	9,394	6,181
Inventories (Note 8)	5,516	2,571
Prepaid expenses	2,996	1,639
Other current assets	3,117	2,107
Current assets held for sale (Note 3)	34,918	23,127

	188,804	197,059
LONG-TERM INVESTMENTS (Note 9)	16,281	14,716
MINING PROPERTY, PLANT AND EQUIPMENT (Note 10)	132,599	129,188
OTHER MINERAL PROPERTY INTERESTS (Note 11)	50,316	49,796
OTHER CAPITAL ASSETS (Note 12)	8,909	7,990
FUTURE INCOME TAXES (Note 16)	782	1,781
OTHER ASSETS (Note 13)	7,472	7,135
NON-CURRENT ASSETS HELD FOR SALE (Note 3)	55,711	48,057

	$460,874	$455,722

LIABILITIES

CURRENT
Accounts payable and accrued liabilities (Note 14)	$24,764	$38,938
Current portion of asset retirement obligations (Note 17 (b))	—	388
Current portion of long-term debt (Note 15)	7,500	15,000
Current liabilities held for sale (Note 3)	14,082	14,635

	46,346	68,961
FUTURE INCOME TAXES (Note 16)	12,788	13,092
OTHER LIABILITIES (Note 17)	11,040	10,188
NON-CONTROLLING INTEREST (Note 18)	3,713	5,816
NON-CURRENT LIABILITIES HELD FOR SALE (Note 3)	31,468	22,418

	105,355	120,475

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 19)
Authorized
Unlimited number of preferred shares without par value
Unlimited number of common shares without par value
Issued and outstanding 292,870,998 (2003 -265,440,052) common shares	873,536	719,289
SPECIAL WARRANTS	—	49,975
ADDITIONAL PAID-IN CAPITAL	210	404
CONTRIBUTED SURPLUS	11,863	6,044
DEFICIT	(530,090)	(440,465)

	355,519	335,247

	$460,874	$455,722

COMMITMENTS (Note 24)

APPROVED BY THE BOARD:

/s/ J. Weatherall	/s/ K. Thygesen

J. Weatherall, Director	K. Thygesen, Director

IVANHOE MINES LTD.
Consolidated Statements of Operations

(Stated in thousands of U.S. dollars, except per share amounts)

	Years ended December 31,
	2004	2003
REVENUE	$44,091	$22,866
COST OF OPERATIONS	(11,412)	(12,428)
DEPRECIATION AND DEPLETION	(5,177)	(5,484)

OPERATING PROFIT	27,502	4,954
EXPENSES
General and administrative	(22,825)	(17,393)
Interest on long-term debt	(1,105)	(1,444)
Exploration (Note 9 (a))	(98,174)	(67,989)
Depreciation	(2,027)	(1,501)

LOSS BEFORE THE FOLLOWING	(96,629)	(83,373)

OTHER INCOME (EXPENSES)
Interest income	3,177	1,613
Foreign exchange gains	4,442	12,376
Mining property care and maintenance costs (Note 10)	(3,755)	(3,356)
Share of loss of significantly influenced investees (Note 9 (a) and (b))	(2,315)	(2,423)
Gain on sale of long-term investments (Note 9 (c) and (e))	4,523	4,625
Write-down of carrying values of other assets (Note 20)	(5,277)	(1,213)
Dilution gain on investment in subsidiary	—	4,210
Dilution loss on long-term investment in significantly influenced investee	—	(237)
Other	(183)	685

	612	16,280

LOSS BEFORE INCOME AND CAPITAL TAXES, NON-CONTROLLING INTEREST AND DISCONTINUED OPERATIONS	(96,017)	(67,093)
Provision for income and capital taxes (Note 16)	(4,350)	(1,756)

LOSS BEFORE NON-CONTROLLING INTEREST AND DISCONTINUED OPERATIONS	(100,367)	(68,849)
Non-controlling interest (Note 18)	2,103	546

NET LOSS FROM CONTINUING OPERATIONS	(98,264)	(68,303)
NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS (Note 3)	8,639	(4,685)

NET LOSS	$(89,625)	$(72,988)

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE FROM
CONTINUING OPERATIONS	$(0.35)	$(0.28)
DISCONTINUED OPERATIONS	0.03	(0.02)

	$(0.32)	$(0.30)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000’s)	281,640	243,814

IVANHOE MINES LTD.
Consolidated Statements of Shareholders’ Equity

(Stated in thousands of U.S. dollars)

	Share Capital			Additional
	Number		Special	Paid-In	Contributed
	of Shares	Amount	Warrants	Capital	Surplus	Deficit	Total
Balances, December 31, 2002	205,163,382	$522,199	$26,516	$1,508	$3,520	$(367,477)	$186,266
Special Warrants issued	—	—	109,234	—	—	—	109,234
Shares issued for:
Private placements	14,300,000	105,475	—	—	—	—	105,475
Exercise of special warrants	41,296,080	85,775	(85,775)	—	—	—	—
Exercise of stock options	4,407,815	5,158	—	(1,104)	(1,156)	—	2,898
Share purchase plan	49,745	113	—	—	—	—	113
Bonus shares	125,000	263	—	—	—	—	263
Consulting fees	98,030	306	—	—	—	—	306
Stock compensation charged to operations	—	—	—	—	3,680	—	3,680
Net loss	—	—	—	—	—	(72,988)	(72,988)

Balances, December 31, 2003	265,440,052	$719,289	$49,975	$404	$6,044	$(440,465)	$335,247
Shares issued for:
Private placements	20,000,000	100,593	—	—	—	—	100,593
Exercise of special warrants	5,760,000	49,975	(49,975)	—	—	—	—
Exercise of stock options	1,502,554	2,233	—	(194)	(698)	—	1,341
Exercise of share purchase warrants	25,000	244	—	—	—	—	244
Share purchase plan	17,019	102	—	—	—	—	102
Consulting fees	126,373	1,100	—	—	—	—	1,100
Stock compensation charged to operations	—	—	—	—	6,517	—	6,517
Net loss	—	—	—	—	—	(89,625)	(89,625)

Balances, December 31, 2004	292,870,998	$873,536	$—	$210	$11,863	$(530,090)	$355,519

IVANHOE MINES LTD.
Consolidated Statements of Cash Flows

(Stated in thousands of U.S. dollars)

	Years ended December 31,
	2004	2003
OPERATING ACTIVITIES OF CONTINUING OPERATIONS
Net loss from continuing operations	$(98,264)	$(68,303)
Items not involving use of cash
Depreciation and depletion	7,204	6,985
Expenditures on deferred stripping costs	(238)	(486)
Amortization of deferred stripping costs	105	—
Non-cash stock based compensation	6,517	3,680
Non-cash interest expense	519	241
Non-cash exploration expense recovery (Note 9 (a))	(3,248)	—
Unrealized foreign exchange gains	(5,444)	(13,717)
Share of loss of significantly influenced investees	2,315	2,423
Gain on sale of long-term investments	(4,523)	(4,625)
Write-down of carrying values of other assets	5,277	1,213
Dilution gain on investment in subsidiary	—	(4,210)
Dilution loss on long-term investment in significantly influenced investee	—	237
Future income taxes	695	688
Non-controlling interest	(2,103)	(546)
(Decrease) increase in non-current portion of royalty payable	(756)	461
Other	339	—
Net change in non-cash operating working capital items (Note 22 (a))	(7,584)	4,731

	(99,189)	(71,228)

INVESTING ACTIVITIES OF CONTINUING OPERATIONS
Redemption (purchase) of investments	50,000	(50,000)
Purchase of long-term investments	(3,846)	(3,923)
Proceeds from sale of long-term investments	2,461	6,709
Proceeds from sale of other mineral property interests	460	—
Proceeds from sale of other capital assets	2,260	—
Change in restricted cash	—	2,000
Expenditures on mining property, plant and equipment	(8,160)	(1,927)
Expenditures on other mineral property interests	(20,773)	(26,067)
Expenditures on other capital assets	(5,410)	(6,034)
Expenditures on other assets	(60)	(2,887)
Other	(6,249)	1,570

	10,683	(80,559)

FINANCING ACTIVITIES OF CONTINUING OPERATIONS
Issue of share capital and special warrants	102,280	218,026
Non-controlling interests’ investment in subsidiary	—	10,572
Repayment of long-term debt	(7,500)	(7,500)

	94,780	221,098

EFFECT OF EXCHANGE RATE CHANGES ON CASH FROM CONTINUING OPERATIONS	5,369	13,810

NET CASH INFLOW FROM CONTINUING OPERATIONS	11,643	83,121
NET CASH INFLOW (OUTFLOW) FROM DISCONTINUED OPERATIONS (Note 3)	3,940	(8,819)

NET INCREASE IN CASH	15,583	74,302
CASH, BEGINNING OF YEAR	106,994	32,692

CASH, END OF YEAR	$122,577	$106,994

CASH IS COMPRISED OF:
Cash on hand and demand deposits	$33,796	$32,450
Short-term money market instruments	88,781	74,544

	$122,577	$106,994

SUPPLEMENTARY INFORMATION (Note 22 (b) and (c))

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements

(Stated in U.S. dollars; tabular amounts in thousands)

1.	NATURE OF OPERATIONS

Ivanhoe Mines Ltd. (the “Company”), together with its subsidiaries and joint venture (collectively referred to as “Ivanhoe Mines”), is an international mineral exploration and development company holding interests in and conducting operations on mineral resource properties principally in Southeast and Central Asia and Australia.

2.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). In the case of the Company, Canadian GAAP differs in certain respects from accounting principles generally accepted in the United States (“U.S. GAAP”) as explained in Note 26. The significant accounting policies used in these consolidated financial statements are as follows:

(a)	Principles of consolidation

These consolidated financial statements include the accounts of the Company and all of its subsidiaries. The principal subsidiaries of the Company are ABM Mining Limited (Yukon, Canada), Ivanhoe Mines Mongolia Inc. (B.V.I.), Ivanhoe Myanmar Holdings Limited (Myanmar), Asia Gold Corp. (B.C., Canada) (51% owned) and their respective subsidiaries, and Bakyrchik Mining Venture (Kazakhstan) (70% owned). ABM Mining Limited and its subsidiaries are individually and collectively referred to in these financial statements as “ABM”.

Ivanhoe Mines’ investment in Myanmar Ivanhoe Copper Company Limited (“JVCo”) (Myanmar) (50% owned), which is subject to joint control, is consolidated on a proportionate basis whereby the Company includes in these consolidated financial statements its proportionate share of the assets, liabilities, revenues and expenses of JVCo.

All intercompany transactions and balances have been eliminated, where appropriate.

(b)	Accounting estimates

Generally accepted accounting principles require management to make assumptions and estimates that affect the reported amounts and other disclosures in these consolidated financial statements. Actual results may differ from those estimates.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, the recoverability of accounts receivable and investments, the quantities of copper on leach pads and in circuit, the proven and probable ore reserves, the estimated tonnes of waste material to be mined and the estimated recoverable tonnes of ore from each mine area, the estimated net realizable value of inventories, the provision for income taxes and composition of future income tax assets and future income tax liabilities, the expected economic lives of and the estimated future operating results and net cash flows from mining property, plant and equipment, and the anticipated costs of asset retirement obligations including the reclamation of mine sites.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements

(Stated in U.S. dollars; tabular amounts in thousands)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)	Foreign currencies

The Company considers the U.S. dollar to be its functional currency as it is the currency of the primary economic environment in which the Company and its subsidiaries operate. Accordingly, monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating the exchange rates in effect at the time of the transactions. All exchange gains and losses are included in operations.

(d)	Cash

Cash includes short-term money market instruments with terms to maturity, at the date of acquisition, not exceeding ninety days.

(e)	Investments

Investments are recorded at the lower of cost and market value.

(f)	Broken ore on leach pads

The broken ore on leach pads comprises copper in process on heap leach pads that is valued at the lower of the weighted average cost of production and net realizable value. All of this ore has been classified as a current asset since, based on historical leaching data, the copper is expected to be recovered within the next twelve months. The units of copper on the leach pads are estimated based on the amount of ore placed on the pads, the expected recovery rates and actual production.

Ivanhoe Mines reviews the estimated units of copper on the heap leach pads on a regular basis and, where appropriate, revises its estimates of those quantities to recognize changes in the expected recovery rates based on actual experience.

(g)	Inventories

Metals inventories are valued at the lower of the weighted average cost of production and net realizable value.

Mine stores and supplies are valued at the lower of the weighted average cost, less allowances for obsolescence, and replacement cost.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements

(Stated in U.S. dollars; tabular amounts in thousands)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)	Long-term investments

Long-term investments in companies in which Ivanhoe Mines has a 20% to 50% voting interest, or where Ivanhoe Mines has the ability to exercise significant influence, are accounted for using the equity method. Under this method, Ivanhoe Mines’ share of their earnings and losses is included in operations and its investments therein are adjusted by a like amount. Dividends received are credited to the investment accounts.

The other long-term investments are accounted for using the cost method, whereby income is included in operations when received or receivable.

Ivanhoe Mines reviews the carrying value of each investment whenever events or changes in circumstances indicate that its carrying value may exceed its estimated net recoverable amount. An impairment loss is recognized when the carrying value of the investment exceeds its fair value.

(i)	Mining property, plant and equipment and other capital assets

Mining property, plant and equipment and other capital assets are carried at cost (including development and preproduction costs, capitalized interest, other financing costs and all direct administrative support costs incurred during the construction period, net of cost recoveries and incidental revenues) less accumulated depletion and depreciation including write-downs. Following the construction period, interest, other financing costs and administrative costs are expensed as incurred.

On the commencement of commercial production, depletion of each mining property is provided on the unit-of-production basis using estimated proven and probable reserves as the depletion basis. The mining plant and equipment and other capital assets are depreciated, following the commencement of commercial production, over their expected economic lives using either the unit-of-production method or the straight-line method (over two to fifteen years), as appropriate.

Capital projects in progress are not depreciated until the capital asset has been put into operation.

Ivanhoe Mines reviews the carrying values of its mining property, plant and equipment and other capital assets whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts determined by reference to estimated future operating results and undiscounted net cash flows. An impairment loss is recognized when the carrying value of those assets is not recoverable and exceeds their fair value.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements

(Stated in U.S. dollars; tabular amounts in thousands)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)	Other mineral property interests

All direct costs related to the acquisition of other mineral property interests are capitalized. Exploration costs are charged to operations in the period incurred until such time as it has been determined that a property has economically recoverable reserves, in which case subsequent exploration costs and the costs incurred to develop a property are capitalized. Exploration costs include value-added taxes incurred in foreign jurisdictions when recoverability of those taxes is uncertain.

Ivanhoe Mines reviews the carrying values of its other mineral property interests whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts. An impairment loss is recognized when the carrying value of those assets is not recoverable and exceeds their fair value.

Certain of Ivanhoe Mines’ exploration activities are conducted jointly with others. These consolidated financial statements reflect only Ivanhoe Mines’ interests in such activities.

(k)	Stripping costs

Mining costs associated with waste rock removal are deferred or accrued, as appropriate, and charged to operations on the basis of the estimated average stripping ratio for each mine area. The average stripping ratio is calculated as the ratio of the tonnes of waste material estimated to be mined to the estimated recoverable tonnes of metals from that mine area.

(l)	Asset retirement obligations

Ivanhoe Mines recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of mining property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of that asset and the cost is amortized as an expense over the economic life of the related asset. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements

(Stated in U.S. dollars; tabular amounts in thousands)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m)	Revenue recognition

Revenue from the sale of metals is recognized, net of related royalties and sales commissions, when: (i) persuasive evidence of an arrangement exists; (ii) the risks and rewards of ownership pass to the purchaser including delivery of the product; (iii) the selling price is fixed or determinable, and (iv) collectibility is reasonably assured.

(n)	Stock-based compensation

The Company has an Employees’ and Directors’ Equity Incentive Plan which is disclosed in Note 19. The Company accounts for its grants under that Plan using the fair value based method of accounting for stock-based compensation. Accordingly, the fair value of stock options at the date of grant is amortized to operations, with an offsetting credit to contributed surplus, on a straight-line basis over the vesting period. In situations where Ivanhoe Mines grants stock options in connection with a business acquisition, the fair value of the options at the date of grant is included in the cost of the acquisition, with an offsetting credit to additional paid-in capital. If and when the stock options are ultimately exercised, the applicable amounts of additional paid-in capital and contributed surplus are transferred to share capital.

(o)	Commodity and foreign exchange contracts

Ivanhoe Mines uses, from time to time, forward currency contracts that are not designated as a hedge. These contracts are marked-to-market at each balance sheet date and the unrealized gains and losses on these contracts, included in Other Assets and Other Liabilities, respectively, in the Consolidated Balance Sheets, are also included in operations.

(p)	Income taxes

Future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantially enacted, as applicable, income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other available deductions. The valuation of future income tax assets is reviewed quarterly and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements

(Stated in U.S. dollars; tabular amounts in thousands)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(q)	Loss per share

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares and Special Warrants outstanding during the year. The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding stock options and share purchase warrants, in the weighted average number of common shares outstanding during the year, if dilutive. For this purpose, the “treasury stock method” is used for the assumed proceeds upon the exercise of outstanding stock options and share purchase warrants that are used to purchase common shares at the average market price during the year. For the years ended December 31, 2004 and 2003, all of the outstanding stock options and share purchase warrants were anti-dilutive.

(r)	Comparative figures

Certain of the comparative figures have been reclassified to conform with the presentation as at and for the year ended December 31, 2004. In particular, the assets and liabilities of ABM as at December 31, 2003, and it results of operations and cash flows for the year then ended (Note 3) have been classified as held for sale and discontinued operations, respectively.

3.	ASSETS HELD FOR SALE

In November 2004, the Company adopted a plan to dispose of the Savage River Iron Ore Project (the “Project”). This decision is part of the Company’s plan to rationalize its non-core assets as it focuses on the Oyu Tolgoi project in Mongolia. In February 2005, Ivanhoe Mines sold the Project for two initial payments totalling $21.5 million, plus a series of contingent, escalating- scale annual payments based on annual iron ore pellet sales of 1.8 million tonnes and an escalating price formula based on the prevailing annual Nibrasco/JSM pellet price.

Ivanhoe Mines received the first initial payment of $15.0 million on February 28, 2005 and the second payment of $6.5 million is due on July 31, 2005. The escalating payments will be made over five years commencing March 2006. The escalating payments will be calculated at an initial rate of $1.00 per tonne of iron ore pellets if the annual benchmark pellet price exceeds $30 per tonne, and will escalate to a maximum of $16.50 per tonne of iron ore pellets if the annual price exceeds $80 per tonne. At December 31, 2004, the prevailing annual Nibrasco/JSM price was $38.10 per tonne which is expected to increase by 71.5% effective March 31, 2005.

Ivanhoe Mines expects to recover the carrying value of the net assets held for sale through expected future cash flows arising from the sale of the Project, and any excess will be included in operations if, as and when realized.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements

(Stated in U.S. dollars; tabular amounts in thousands)

3.	ASSETS HELD FOR SALE (Continued)

The following tables present summarized financial information related to discontinued operations:

	Years ended December 31,
	2004	2003
REVENUE	$83,898	$66,833
COST OF OPERATIONS	(71,614)	(63,480)
DEPRECIATION AND DEPLETION	(4,369)	(5,305)

OPERATING PROFIT	7,915	(1,952)
EXPENSES
General and administrative	(416)	(103)
Interest on long-term debt	(1,021)	(991)

INCOME (LOSS) BEFORE THE FOLLOWING	6,478	(3,046)
Interest income	308	211
Other income (expense)	(1,009)	308
Foreign exchange gain (loss)	3,745	(1,907)

INCOME (LOSS) BEFORE INCOME TAXES	9,522	(4,434)
(Provision for) recovery of income taxes	(883)	(251)

NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS	$8,639	$(4,685)

Net cash provided by (used in) operating activities	$3,150	$(3,631)
Net cash used in investing activities	(4,657)	(3,629)
Net cash provided by (used in) financing activities	5,431	(1,853)
Effect of exchange rate changes on cash flows from discontinued operations	16	294

NET CASH INFLOW (OUTFLOW) FROM DISCONTINUED OPERATIONS	$3,940	$(8,819)

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements

(Stated in U.S. dollars; tabular amounts in thousands)

3.	ASSETS HELD FOR SALE (Continued)

	December 31,
	2004	2003
ASSETS

Current
Cash	$7,432	$1,183
Accounts receivable	3,985	2,350
Inventories	19,577	18,718
Prepaid expenses	882	876
Other current assets	3,042	—

Current assets held for sale	34,918	23,127

Mining property, plant and equipment	25,581	25,734
Other assets (includes deferred stripping costs)	30,130	22,323

Non-current assets held for sale	55,711	48,057

Total assets held for sale	$90,629	$71,184

LIABILITIES

Current
Accounts payable and accrued liabilities	$13,870	$14,334
Current portion of long-term debt	212	301

Current liabilities held for sale	14,082	14,635

Loans payable to related parties	5,088	5,088
Long-term debt (non-recourse to the Company)	13,025	6,878
Future income taxes	2,078	1,217
Other liabilities	11,277	9,235

Non-current liabilities held for sale	31,468	22,418

Total liabilities held for sale	$45,550	$37,053

Net assets held for sale	$45,079	$34,131

Subsequent to December 31, 2004, Ivanhoe Mines continuing operations assumed the loans payable to related parties. Repayment of these loans has been postponed if, as and when Ivanhoe Mines receives an aggregate of $111,000,000 from the sale of the Project.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements

(Stated in U.S. dollars; tabular amounts in thousands)

4.	JOINT VENTURE

Ivanhoe Mines has a 50% interest in JVCo, a joint venture formed to develop open-pit copper mining operations at Monywa in the Union of Myanmar. JVCo has a term, with respect to each deposit, of twenty years from the date of commercial production, which is renewable in certain circumstances for an additional five years.

JVCo completed construction of a mining complex in 1998 to develop the Sabetaung and Kyisintaung (“S&K”) deposits within the Monywa Copper Project. Commercial production from those deposits commenced during the first quarter of 1999.

These consolidated financial statements include Ivanhoe Mines’ proportionate share of JVCo’s assets, liabilities, revenues, retained earnings, expenses, net income and cash flows as follows:

	December 31,
	2004	2003
Current assets	$28,352	$11,608
Mining property, plant and equipment (i)	130,869	129,121
Future income tax assets	464	371
Other assets	3,700	3,543
Current liabilities	(16,329)	(20,120)
Future income tax liabilities	(11,429)	(10,888)
Other liabilities	(5,774)	(5,868)
Retained earnings	(35,664)	(13,522)

Investment in JVCo eliminated on consolidation	$94,189	$94,245

	Years ended December 31,
	2004	2003
Revenues	$44,091	$22,865
Expenses	(21,9429)	(20,756)

Net income	$22,14	$2,109

Cash flows
From operating activities	$25,325	$6,881
For investing activities	(9,086)	(1,777)
For financing activities	(7,500)	(7,500)

	$8,739	$(2,396)

(i)   Ivanhoe Mines investment in JVCo exceeds it proportionate share of the net assets of JVCo by $71,796,000, which is included in mining property, plant and equipment.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements

(Stated in U.S. dollars; tabular amounts in thousands)

5.	CASH

Cash at December 31, 2004 and 2003 included Ivanhoe Mines’ share of JVCo’s cash balances of approximately $10,099,000 and $1,478,000, which were not available for Ivanhoe Mines’ general corporate purposes.

6.	INVESTMENTS

In December 2003, Ivanhoe Mines purchased a $50.0 million one-year treasury bill, bearing interest at 3% per annum, from the Government of Mongolia. This treasury bill, including interest of $1.3 million, was fully repaid during 2004.

7.	ACCOUNTS RECEIVABLE

	December 31,
	2004	2003
Trade	$4,239	$1,093
Refundable taxes	4,576	2,192
Accrued interest	134	56
Other	1,337	1,099
Allowance for doubtful accounts	—	—

	$10,286	$4,440

8.	INVENTORIES

	December 31,
	2004	2003
Metals
Finished goods	$588	$418
Work in progress	120	124
Mine stores, supplies and other	4,808	2,029

	$5,516	$2,571

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements

(Stated in U.S. dollars; tabular amounts in thousands)

9.	LONG-TERM INVESTMENTS

	December 31, 2004			December 31, 2003
			Quoted			Quoted
	Equity	Carrying	Market	Equity	Carrying	Market
	Interest	Value	Value	Interest	Value	Value
Investment in companies subject to significant influence:
Jinshan Gold Mines Inc.
(formerly Pacific Minerals Inc.) (“Jinshan”) (a)	38.5%	$5,024	$10,267	35.5%	$9,027	$39,712

Portfolio investments:
Intec Ltd. (“Intec”) (b)	12.8%	1,446	2,915	23.2%	1,787	4,479
Olympus Pacific Minerals Inc. (“Olympus”) (c)	19.6%	5,862	5,569	10.8%	2,587	3,342
Entrée Gold Inc. (“Entrée”) (d)	9.0%	3,846	5,550	—	—	—
Resource Investment Trust (“RIT”) (e)	—	—	—	6.2%	1,212	2,237
Other	—	103	—	—	103	—

		$16,281	$24,301		$14,716	$49,770

(a)	In 2003, the Company acquired 2.5 million units of Jinshan at a price of Canadian (“Cdn”) $1.75 per unit, for a cost of Cdn$4.4 million ($3.3 million). Each unit consisted of one common share and one common share purchase warrant. Each warrant is exercisable for one common share at a price of Cdn$2.20 per share until December 2005.

In 2004, Ivanhoe Mines and Jinshan restructured their participating arrangements in respect of certain joint ventures. In consideration for the transaction, Jinshan issued to Ivanhoe Mines 2.5 million common shares with a fair value of $3,248,000. This amount has been included in operations as a recovery of prior exploration expenses.

During 2004, Ivanhoe Mines recorded a $1,974,000 (2003 - $2,333,000) equity loss on this investment, and an impairment provision of $5,277,000 (2003 – Nil) based on an assessment of the underlying book value of Jinshan’s net assets. At December 31, 2004, the carrying value of the Company’s investment in Jinshan exceeded its share of the underlying book value of Jinshan’s net assets by approximately $2,709,000, which is being accounted for against the Company’s share of Jinshan’s post-acquisition net income or losses in accordance with the accounting policy described in Note 2(i).

At December 31, 2004, Ivanhoe Mines’ equity interest in Jinshan on a fully diluted basis, which assumes that all of the outstanding share purchase warrants and stock options of Jinshan were exercised, amounts to 45.0%. At March 10, 2005, the quoted market value of the Company’s investment in Jinshan was $11,327,000.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements

(Stated in U.S. dollars; tabular amounts in thousands)

9.	LONG-TERM INVESTMENTS (Continued)

(b)	In 2003, Ivanhoe Mines acquired additional shares of Intec for cash of $493,000. This acquisition increased Ivanhoe Mines’ holding in Intec from 19.9% to 23.2% and, accordingly, Ivanhoe Mines commenced equity accounting for its investment in Intec. In the fourth quarter of 2004, Ivanhoe Mines’ interest in Intec was decreased to 12.8% as a result of the issuance of additional shares by Intec. As a result, Ivanhoe Mines ceased equity accounting for its investment in Intec.

During 2004, Ivanhoe Mines recorded a $341,000 (2003 — $90,000) equity loss on this investment.

(c)	During 2004, the Company sold its 32.6% interest in New Vietnam Mining Corp. (BVI) (“NVM”), in exchange for shares of Olympus Pacific Minerals, representing a 10.7% equity interest, with a fair value of $3,275,000. The interest in NVM had been fully written down in prior years, thereby resulting in a pre-tax gain of $3,275,000 being recognized in operations.

(d)	During 2004, the Company purchased 4.6 million units of Entrée at a cost of Cdn$4.6 million ($3.8 million). Each unit consisted of one Entrée common share and one purchase warrant exercisable until October 2006 to purchase an additional Entrée common share at a price of Cdn$1.10.

(e)	During 2004, the Company sold its entire investment in Resource Investment Trust, generating proceeds of $2,460,000. This transaction resulted in a pre-tax gain of $1,248,000 being recognized in operations.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements

(Stated in U.S. dollars; tabular amounts in thousands)

10.	MINING PROPERTY, PLANT AND EQUIPMENT

	December 31,
	2004			2003
		Accumulated
		Depletion and
		Depreciation,
		Including	Net Book	Net Book
	Cost	Write-downs	Value	Value
Mining properties, including development and preproduction costs	$137,434	$(46,979)	$90,455	$91,586
Mine buildings	2,405	(816)	1,589	1,706
Plant and equipment	59,888	(19,333)	40,555	35,896

	$199,727	$(67,128)	$132,599	$129,188

Mining property, plant and equipment comprises the Monywa Copper Project (Note 4) and the Bakyrchik Mining Venture (“BMV”).

Ivanhoe Mines placed the BMV on a care and maintenance basis in prior years. This project, which had an original cost, including asset retirement obligations, of $94 million and $92 million as at December 31, 2004 and 2003, respectively, is carried at $1,730,000 and $67,000, respectively.

Capital projects in progress amounted to $15,000 at December 31, 2004 and $450,000 at December 31, 2003.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements

(Stated in U.S. dollars; tabular amounts in thousands)

11.	OTHER MINERAL PROPERTY INTERESTS

	December 31,
	2004	2003
Mongolia:
Oyu Tolgoi (a)	$42,999	$42,997
Other (b)	159	159
Australia (c)	5,722	6,210
Inner Mongolia, China (d)	1,436	255
South Korea (e)	—	175

	$50,316	$49,796

The foregoing table reflects the application of Ivanhoe Mines’ accounting policy discussed in Note 2 (j).

(a)	Mongolia: Oyu Tolgoi - Ivanhoe Mines has a 100% interest in the Turquoise Hill (Oyu Tolgoi) copper/gold project in Mongolia.

In November 2003, Ivanhoe Mines entered into an agreement with BHP Minerals International Exploration Inc. (“BHP”) to purchase for $37 million BHP’s 2% net smelter return royalty interest in the Turquoise Hill project. Ivanhoe Mines paid BHP $17 million in November 2003 and the remaining $20 million, included in accounts payable and accrued liabilities at December 31, 2003, was paid in February 2004.

In December 2003, Ivanhoe Mines converted its 4 exploration licences on the Turquoise Hill project into 60 year mining licences, which are renewable for an additional 40 years.

(b)	Mongolia: Other - Ivanhoe Mines has also acquired interests in additional mineral exploration licenses in the same geological province as the Turquoise Hill project and elsewhere in Mongolia. Mineral exploration licenses are valid for a period of three years and, through renewals, can be extended to a maximum of seven years. These rights are maintained in good standing through the payment of an annual license fee.

(c)	Australia – In 2003, Ivanhoe Mines purchased certain copper-gold mining and exploration leases in Queensland, Australia.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements

(Stated in U.S. dollars; tabular amounts in thousands)

11.	OTHER MINERAL PROPERTY INTERESTS (Continued)

(d)	Inner Mongolia, China - Ivanhoe Mines has entered into an agreement with a Chinese government agency which contemplates the negotiation of definitive joint venture agreements whereby Ivanhoe Mines would conduct exploration activities in order to earn an 80% interest in certain properties.

In 2004, Ivanhoe Mines purchased a small-scale mining property located in Inner Mongolia for a cost of $1.2 million.

Ivanhoe Mines has also entered into a joint venture agreement which provides that Ivanhoe Mines can earn an 80% interest in a joint venture by contributing $2.8 million over a three-year period, with a minimum contribution of $250,000. The agreement is subject to Chinese government approval. The joint venture has also agreed, subject to due diligence, Chinese government approvals and certain other conditions, to purchase the leasehold rights to a small scale mine and related assets for approximately $1.6 million.

(e)	South Korea – In July 2004, Ivanhoe Mines sold its 90% interest in an exploration project in the Cholla-namdo Province of South Korea.

12.	OTHER CAPITAL ASSETS

	December 31,
	2004			2003
		Accumulated	Net Book	Net Book
	Cost	Depreciation	Value	Value
Other mining plant and equipment	$9,117	$(1,858)	$7,259	$6,760
Furniture and fixtures	2,571	(921)	1,650	1,230

	$11,688	$(2,779)	$8,909	$7,990

The other mining plant and equipment are used primarily in Ivanhoe Mines’ other mineral property interest projects in Mongolia, Australia, Myanmar and Inner Mongolia, China.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements

(Stated in U.S. dollars; tabular amounts in thousands)

13.	OTHER ASSETS

	December 31,
	2004	2003
Due from JVCo	$1,569	$1,532
Advances to suppliers	917	891
Environmental bond (Queensland, Australia)	2,847	2,704
Deferred stripping costs	2,139	2,008

	$7,472	$7,135

The amount due from JVCo is unsecured with no fixed terms of repayment and bears interest at LIBOR plus 2%. Ivanhoe Mines charged interest of $65,000 in 2004 and $50,000 in 2003, which is included in the balance receivable.

14.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31,
	2004	2003
Trade	$7,349	$6,357
Amounts payable on acquisition of other mineral property interests (Note 11 (a))	—	20,000
Payroll and other employee related payables	3,754	4,250
Amounts payable to related parties (Note 21 (b))	3,285	333
Accrued income taxes	3,981	667
Other accrued liabilities	6,395	7,331

	$24,764	$38,938

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements

(Stated in U.S. dollars; tabular amounts in thousands)

15.	LONG-TERM DEBT

JVCo’s loan of $15,000,000 (of which $7,500,000 is Ivanhoe Mines’ proportionate share) at December 31, 2004 bears interest at a rate equal to LIBOR plus 2.5%, subject to certain adjustments, and is repayable in minimum semi-annual instalments of $7,500,000 (of which $3,750,000 is attributable to Ivanhoe Mines) until maturity in August 2005. The loan facility is secured by, amongst other things, a fixed charge on the Monywa Copper Mine Project assets, an assignment of JVCo’s operating and restricted cash balances, and a floating charge on all other assets of JVCo. This debt is non-recourse to the Company.

JVCo is required to pay a non-refundable management fee of 0.75% per annum on the amounts drawn-down. This amount is included in interest on long-term debt. The effective interest rate on the loan facility was 5.23% at December 31, 2004 and 4.47% at December 31, 2003. Ivanhoe Mines’ share of the interest incurred on this loan during the year ended December 31, 2004 and 2003 amounted to $563,000 and $979,000, respectively.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements

(Stated in U.S. dollars; tabular amounts in thousands)

16.	INCOME TAXES

As referred to in Note 2(b), Ivanhoe Mines must make significant estimates in respect of the provision for income taxes and the composition of its future income tax assets and future income tax liabilities. Ivanhoe Mines’ operations are, in part, subject to foreign tax laws where interpretations, regulations and legislation are complex and continually changing. As a result, there are usually some tax matters in question which may, on resolution in the future, result in adjustments to the amount of future income tax assets and future income tax liabilities, and those adjustments may be material to Ivanhoe Mines’ financial position and results of operations.

Ivanhoe Mines’ provision for income and capital taxes for continuing operations consists of the following:

	Years ended December 31,
	2004	2003
Current income taxes	$3,102	$667
Future income taxes	695	692
Capital taxes	553	397

	$4,350	$1,756

Future income tax assets and liabilities for continuing operations at December 31, 2004 and 2003 arise from the following:

	December 31,
	2004	2003
Future income tax assets
Long-term investments	$2,441	$1,711
Loss carry-forwards	86,691	58,756
Other	11,442	10,115

	100,574	70,582
Valuation allowance	(99,792)	(68,801)

Net future income tax assets	782	1,781

Future income tax liabilities
Mining property, plant and equipment	12,188	12,300
Other	600	792

	12,788	13,092

Future income tax liabilities, net	$12,006	$11,311

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements

(Stated in U.S. dollars; tabular amounts in thousands)

16.	INCOME TAXES (Continued)

A reconciliation of the provision for income and capital taxes for continuing operations is as follows:

	Years ended December 31,
	2004	2003
Provision for recovery of income taxes based on the combined Canadian federal and provincial statutory tax rates of 35.6% in 2004 and 37.6% in 2003 applied to the loss before income and capital taxes and non-controlling interest	$34,182	$25,227
Add (deduct)
Lower foreign tax rates	(585)	(5,046)
Tax benefit of losses not recognized	(36,026)	(19,747)
Change in valuation allowance for future income tax assets	842	(409)
Capital taxes	(553)	(397)
Other, including non-deductible expenses	(2,210)	(1,384)

Provision for income and capital taxes	$(4,350)	$(1,756)

At December 31, 2004, Ivanhoe Mines had deductible temporary differences aggregating approximately $26,399,000 and the following unused tax losses from continuing operations, for which no future income tax assets had been recognized:

		Local	U.S. Dollar	Expiry
In Thousands		Currency	Equivalent (i)	Dates
Non-capital losses:
Canada	Cdn.	$72,224	$60,092	2005 to 2011
Australia	A	$8,261	$6,435		(a)
Mongolia	Mongolian Tugrik	211,983,688	$174,544		(b)
Kazakhstan	Kazakhstan Tenge	11,201,570	$86,192	2005 to 2011

Capital losses:
Canada	Cdn.	$67,457	$56,125		(c)

(i)         Translated using the year-end exchange rate.

(a)	These losses are carried forward indefinitely, subject to continuity of ownership and business tests.

(b)	These losses are carried forward indefinitely until such time as production from a mine commences; thereafter, they can be amortized on a straight-line basis over a period of five years.

(c)	These losses are carried forward indefinitely for utilization against any future net realized capital gains.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements

(Stated in U.S. dollars; tabular amounts in thousands)

16.	INCOME TAXES (Continued)

Ivanhoe Mines also has deductible temporary differences and unused tax losses in certain other foreign jurisdictions that are not disclosed above, as it is currently highly unlikely that these items will be utilized.

17.	OTHER LIABILITIES

	December 31,
	2004	2003
Royalty payable (a)	$1,404	$2,160
Asset retirement obligations (b)	9,636	8,028

	$11,040	$10,188

(a)	Royalty payable

JVCo is required to pay a royalty to the Ministry of Mines of the Union of Myanmar on the value of Copper Cathode sold. However, during the first five years following the commencement of sales of Copper Cathode, payment of one-half of the royalty was deferred and is payable in equal instalments over the next five years. Ivanhoe Mines’ share of the amount of the royalty payable due within one year is included in accounts payable and accrued liabilities and the balance is payable as to $432,000 in each of 2006 though 2008 and $108,000 in 2009.

(b)	Asset retirement obligations

	December 31,
	2004	2003
Balance, beginning of year	$8,416	$5,817
Increase in obligations for:
Amounts incurred	1,089	444
Amounts arising on acquisition of mineral property interests	—	1,731
Amounts extinguished on disposal of mineral property interests	(388)	—
Accretion expense	519	424

Balance, end of year	9,636	8,416
Less: Amount included in current liabilities	—	(388)

	$9,636	$8,028

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements

(Stated in U.S. dollars; tabular amounts in thousands)

17.	OTHER LIABILITIES (Continued)

The total undiscounted amount of estimated cash flows required to settle the obligations is $17,426,000 (2003- $14,427,000), which has been discounted using credit adjusted risk free rates ranging from 5.6% to 8.4%. All reclamation obligations are not expected to be paid for several years in the future and will be funded from Ivanhoe Mines’ cash balances at the time of mine closures.

18.	NON-CONTROLLING INTEREST

At December 31, 2004 and 2003, there were non-controlling interests in the Bakyrchik Mining Venture (“BMV”) and Asia Gold Corp. (“AGC”). Currently, losses applicable to the non-controlling interest in the BMV are being allocated to Ivanhoe Mines since those losses exceed the non-controlling interest in the net assets of the BMV.

The non-controlling interest in AGC is comprised of the following:

Initial interest arising from initial public offering completed by AGC in 2003	$6,362
Non-controlling interests’ share of loss of AGC	(546)

Balance, December 31, 2003	$5,816
Non-controlling interests’ share of loss of AGC	(2,103)

Balance, December 31, 2004	$3,713

19.	SHARE CAPITAL

(a)	Equity Incentive Plan

The Company has an Employees’ and Directors’ Equity Incentive Plan (the “Equity Incentive Plan”), which includes three components: (i) a Share Option Plan; (ii) a Share Bonus Plan; and (iii) a Share Purchase Plan.

(i)	The Share Option Plan authorizes the Board of Directors of the Company to grant options, which vest over a period of years, to directors and employees of Ivanhoe Mines to acquire Common Shares of the Company at a price based on the weighted average trading price of the Common Shares for the five days preceding the date of the grant. The Share Option Plan also provides that these options may, upon approval of the Board of Directors, be converted into stock appreciation rights.

(ii)	The Share Bonus Plan permits the Board of Directors of the Company to authorize the issuance, from time to time, of Common Shares of the Company to employees of the Company and its affiliates.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements

(Stated in U.S. dollars; tabular amounts in thousands)

19.	SHARE CAPITAL (Continued)

(a)	Equity Incentive Plan (Continued)

(iii)	The Share Purchase Plan entitles each eligible employee of Ivanhoe Mines to contribute a percentage of his or her annual basic salary in semi-monthly instalments. Each participant is, at the end of each calendar quarter during which he or she participates in the Share Purchase Plan, issued Common Shares of the Company equal to 1.5 times the aggregate amount contributed by the participant, based on the weighted average trading price of the Common Shares during the preceding three months.

The Company is authorized to issue a maximum of 20,000,000 Common Shares pursuant to the Equity Incentive Plan. At December 31, 2004, an aggregate of 104,734 Common Shares are available for future grants of awards under the plan.

A summary of share option activity and information concerning outstanding and exercisable options at December 31, 2004 is as follows:

	Options Outstanding
	Options	Number of	Weighted
	Available	Common	Average
	for Grant	Shares	Exercise Price
			(Expressed in
			Canadian dollars)

Balances, December 31, 2002	4,547,384	12,309,094	1.64
Options granted	(1,730,000)	1,730,000	9.30
Options exercised		(4,780,683)	1.38
Options cancelled	670,517	(670,517)	2.46
Shares issued for bonus shares	(125,000)	—	—
Shares issued for consulting fees	(98,030)	—	—
Shares issued under share purchase plan	(49,745)	—	—

Balances, December 31, 2003	3,215,126	8,587,894	3.26
Options granted	(3,089,000)	3,089,000	7.91
Options exercised		(1,665,952)	1.58
Options cancelled	122,000	(122,000)	2.93
Shares issued for consulting fees	(126,373)	—	—
Shares issued under share purchase plan	(17,019)	—	—

Balances, December 31, 2004	104,734	9,888,942	$5.02

At December 31, 2004, the U.S. dollar equivalent of the weighted average exercise price was $4.18.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements

(Stated in U.S. dollars; tabular amounts in thousands)

19.	SHARE CAPITAL (Continued)

(a)	Equity Incentive Plan (Continued)

The following table summarizes information concerning outstanding and exercisable options at December 31, 2004:

Options Outstanding			Options Exercisable
	Weighted
	Average	Weighted		Weighted
	Remaining	Average		Average
Number	Contractual	Exercise Price	Number	Exercise Price
Outstanding	Life (in years)	Per Share	Exercisable	Per Share
		(Expressed in		(Expressed in
		Canadian		Canadian
		dollars)		dollars)
2,884,442	1.09	$1.20	2,174,119	$1.20
600,000	1.73	1.60	400,000	1.60
33,750	1.25	1.61	18,000	1.61
30,000	1.07	1.70	30,000	1.70
10,000	3.36	2.12	10,000	2.12
325,000	1.07	2.15	—	2.15
120,250	1.88	2.31	90,250	2.31
80,000	2.10	3.05	60,000	3.05
1,173,500	2.83	3.25	565,800	3.25
245,000	3.51	3.50	205,000	3.50
20,000	2.76	6.74	20,000	6.74
280,000	3.71	6.75	112,000	6.75
150,000	4.68	7.00	—	7.00
309,000	4.83	7.27	61,800	7.27
100,000	3.00	7.36	—	7.36
573,000	4.10	7.69	114,600	7.69
1,000,000	9.25	7.78	200,000	7.78
430,000	4.37	8.20	86,000	8.20
400,000	4.44	8.81	—	8.81
50,000	4.99	8.99	10,000	8.99
75,000	4.04	10.00	15,000	10.00
1,000,000	8.84	12.70	500,000	12.70

9,888,942	3.79	$5.02	4,672,569	$3.72

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements

(Stated in U.S. dollars; tabular amounts in thousands)

19.	SHARE CAPITAL (Continued)

The weighted average grant-date fair value of stock options granted during 2004 and 2003 was Cdn$4.77 and Cdn$6.78, respectively. The fair values of these options were determined using a Black-Scholes option pricing model, recognizing forfeitures as they occur, using the following weighted average assumptions:

	2004	2003
Risk-free interest rate	4.29%	4.71%
Expected life	6.6 years	7.8 years
Expected volatility	64%	65%
Expected dividends	$Nil	$Nil

(b) Share Purchase Warrants

At December 31, 2004, the Company had share purchase warrants outstanding as follows:

	Total Number
	of Shares
Number of Warrants	to be Issued	Exercise Price	Maturity Date
5,760,000 (issued in 2004)	576,000	$8.68 per share	February 15, 2005 (i)
7,125,000 (issued in 2003)	7,125,000	Cdn$12.50 per share	December 19, 2005

(i) In January 2005, the maturity date of these warrants was extended to February 15, 2006.

20.	WRITE-DOWN OF CARRYING VALUES OF OTHER ASSETS

	Years ended December 31,
	2004	2003
Long-term investments - Jinshan (Note 9 (a))	$5,277	$—
South Korea mineral property interests and other capital assets	—	1,213

	$5,277	$1,213

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements

(Stated in U.S. dollars; tabular amounts in thousands)

21.	OTHER RELATED PARTY TRANSACTIONS

(a)	Ivanhoe Mines incurred the following expenses, primarily on a cost recovery basis, with an officer of Ivanhoe Mines, a company subject to significant influence by Ivanhoe Mines, or with companies related by way of directors or shareholders in common:

	Years ended December 31,
	2004	2003
Exploration	$2,198	$1,768
Legal	468	—
Office and administrative	2,057	1,834
Salaries and benefits	2,239	1,372
Travel (including aircraft rental)	3,001	2,636

	$9,963	$7,610

(b)	Accounts receivable and accounts payable at December 31, 2004 included $414,000 and $3,285,000, respectively, (December 31, 2003 - $347,000 and $333,000, respectively) which were due from/to a company under common control or companies related by way of directors in common.

22.	CASH FLOW INFORMATION

(a)	Net change in non-cash operating working capital items

	Years ended December 31,
	2004	2003
(Increase) decrease in:
Accounts receivable	$(6,023)	$(2,793)
Broken ore on leach pads	(3,213)	243
Inventories	(3,193)	(622)
Prepaid expenses	(1,431)	(985)
Other current assets	(1,010)	4,134
Increase in:
Accounts payable and accrued liabilities	7,286	4,754

	$(7,584)	$4,731

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements

(Stated in U.S. dollars; tabular amounts in thousands)

22.	CASH FLOW INFORMATION (Continued)

(b)	Supplementary information regarding other non-cash transactions

The non-cash investing and financing activities relating to continuing operations not already disclosed in the Consolidated Statement of Shareholders’ Equity or the Consolidated Statements of Cash Flows were as follows:

	Years ended December 31,
	2004	2003
Investing activities:
Acquisition of other mineral property interest	$—	$(20,000)
Expenditures on other mineral property interests	—	(2,085)

Financing activities:
Amount payable on acquisition of other mineral propery interest	—	20,000
Asset retirement obligations	—	2,085

(c)	Other supplementary information

	Years ended December 31,
	2004	2003
Interest paid	$552	$1,382

Income taxes paid	$342	$398

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements
(Stated in U.S. dollars; tabular amounts in thousands)

23.	SEGMENT DISCLOSURES

Ivanhoe Mines has two operating segments, its copper division located in Myanmar, and its exploration division with projects located primarily in Mongolia. The iron ore division located in Australia has been reported as discontinued operations (Note 3). Capital assets consist of mining property, plant and equipment, other mineral property interests and other capital assets.

	Operating Segments
Year ended	Copper	Exploration
December 31, 2004	Division	Division	Corporate	Consolidated
Revenue	$44,091	$—	$—	$44,091
Cost of operations	(11,412)	—	—	(11,412)
Depreciation and depletion	(5,177)	—	—	(5,177)

Operating profit	27,502	—	—	27,502

Expenses
General and administrative	(668)	—	(22,157)	(22,825)
Interest on long-term debt	(796)	(134)	(175)	(1,105)
Exploration	—	(98,174)	—	(98,174)
Depreciation	—	(2,002)	(25)	(2,027)

Income (loss) before the following	26,038	(100,310)	(22,357)	(96,629)

Other income (expenses)
Interest income	51	232	2,894	3,177
Foreign exchange gains (losses)	(189)	48	4,583	4,442
Mining property care and maintenance costs	—	—	(3,755)	(3,755)
Share of loss of significantly influenced investees	—	—	(2,315)	(2,315)
Gain on sale of long-term investments	—	—	4,523	4,523
Write-down of carrying value of other assets	—	—	(5,277)	(5,277)
Other	4	366	(553)	(183)

Income (loss) before income and capital taxes, non-controlling interest and discontinued operations	25,904	(99,664)	(22,257)	(96,017)

Provision for income and capital taxes	(3,762)	(184)	(404)	(4,350)

Income (loss) before non-controlling interest and discontinued operations	22,142	(99,848)	(22,661)	(100,367)
Non-controlling interest	—	2,103	—	2,103

Net income (loss) from continuing operations	$22,142	$(97,745)	$(22,661)	$(98,264)

Expenditures on capital assets	$6,859	$6,039	$1,445	$14,343

Expenditures on deferred stripping costs	$238	$—	$—	$238

Total assets

Continuing operations	$161,940	$90,763	$117,542	$370,245

Held for sale	—	—	90,629	90,629

	$161,940	$90,763	$208,171	$460,874

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements
(Stated in U.S. dollars; tabular amounts in thousands)

23.	SEGMENT DISCLOSURES (Continued)

	Operating Segments
Year ended	Copper	Exploration
December 31, 2003	Division	Division	Corporate	Consolidated
Revenue	$22,866	$—	$—	$22,866
Cost of operations	(12,428)	—	—	(12,428)
Depreciation and depletion	(5,484)	—	—	(5,484)

Operating profit	4,954	—	—	4,954

Expenses
General and administrative	(683)	—	(16,710)	(17,393)
Interest on long-term debt	(1,224)	(57)	(163)	(1,444)
Exploration	—	(67,989)	—	(67,989)
Depreciation	—	(1,481)	(20)	(1,501)

Income (loss) before the following	3,047	(69,527)	(16,893)	(83,373)
Other income (expenses)
Interest income	11	49	1,553	1,613
Foreign exchange gains (losses)	(264)	990	11,650	12,376
Mining property care and maintenance costs	—	—	(3,356)	(3,356)
Share of loss of significantly influenced investees	—	—	(2,423)	(2,423)
Gain on sale of long-term investments	—	—	4,625	4,625
Write-down of carrying value of other assets	—	(1,213)	—	(1,213)
Dilution gain on invetsment in subsidiary	—	4,210	—	4,210
Dilution loss on long-term investment in significantly influenced investees	—	—	(237)	(237)
Other	6	230	449	685

Income (loss) before income and capital taxes, non-controlling interest and discontinued operations	2,800	(65,261)	(4,632)	(67,093)

Provision for income and capital taxes	(691)	(159)	(906)	(1,756)

Income (loss) before non-controlling interest and discontinued operations	2,109	(65,420)	(5,538)	(68,849)

Non-controlling interest	—	546	—	546

Net income (loss) from continuing operations	$2,109	$(64,874)	$(5,538)	$(68,303)

Expenditures on capital assets	$1,853	$8,527	$39,648	$50,028

Expenditures on deferred stripping costs	$486	$—	$—	$486

Total assets

Continuing operations	$143,108	$85,703	$155,727	$384,538

Held for sale	—	—	71,184	71,184

	$143,108	$85,703	$226,911	$455,722

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements
(Stated in U.S. dollars; tabular amounts in thousands)

23.	SEGMENT DISCLOSURES (Continued)

	December 31,
	2004	2003
Capital assets at the end of the year:
Mongolia	$49,449	$46,584
Inner Mongolia, China	1,548	255
Myanmar	130,896	129,183
Australia	8,008	7,364
Kazakhstan	1,730	67
Canada	144	2,502
South Korea	—	806
Other	49	213

	$191,824	$186,974

During the years ended December 31, 2004 and 2003, substantially all of the revenue of the Copper Division arose from sales made to the major customer referred to in Note 24(a).

24.	COMMITMENTS

(a)	JVCo has entered into an agreement for the sale of a guaranteed quantity of Grade A Product (as defined in the agreement) from the Monywa Copper Mine Project to a company (the “Major Customer”) affiliated with one of the lenders of the project financing. This agreement terminates no later than December 31, 2005, but may terminate earlier if certain events occur.

(b)	Ivanhoe Mines has, in the normal course of its business, entered into various long-term contracts which include commitments for future operating payments under contracts for drilling, engineering, equipment rentals and other arrangements as follows:

2005	$14,563
2006	349
2007	158
2008	55

$15,125

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements
(Stated in U.S. dollars; tabular amounts in thousands)

25.	DISCLOSURES REGARDING FINANCIAL INSTRUMENTS

(a)	The estimated fair value of Ivanhoe Mines’ financial instruments was as follows:

	December 31,
	2004		2003
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Cash	$122,577	$122,577	$106,944	$106,944
Investments	—	—	50,000	50,000
Accounts receivable	10,286	10,286	4,440	4,440
Other current assets	3,117	3,117	2,107	2,107
Current assets held for sale (Note 3)	14,459	14,459	3,533	3,533
Long-term investments	16,281	24,301	14,716	49,770
Due from joint venture	1,569	1,569	1,532	1,532

Accounts payable	14,388	14,388	30,940	30,940
Current portion of long-term debt	7,500	7,500	15,000	15,000
Current liabilities held for sale (Note 3)	14,082	14,082	14,635	14,635
Royalty payable	1,404	—	2,160	—
Non-current liabilities held for sale (Note 3)	18,113	18,113	11,966	11,966

The fair value of Ivanhoe Mines’ long-term investments was determined by reference to published market quotations which may not be reflective of future values.

Ivanhoe Mines’ investments, amount due from the joint venture and long-term debt bear effective interest rates principally at current market rates and accordingly, their fair value approximates their carrying value.

The fair value of the royalty payable, by its nature, is not readily determinable.

The fair value of Ivanhoe Mines’ remaining financial instruments was estimated to approximate their carrying value due primarily to the immediate or short-term maturity of these financial instruments.

(b)	Ivanhoe Mines earns its revenues in U.S. dollars, but incurs certain of its expenses in currencies other than the U.S. dollar. As such, Ivanhoe Mines is subject to foreign exchange risk as a result of fluctuations in exchange rates.

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements
(Stated in U.S. dollars; tabular amounts in thousands)

25.	DISCLOSURES REGARDING FINANCIAL INSTRUMENTS (Continued)

(c)	Ivanhoe Mines is exposed to credit risk with respect to its accounts receivable. The significant concentrations of credit risk are situated in Mongolia and Myanmar. Ivanhoe Mines does not mitigate the balance of this risk in light of the credit worthiness of its major debtors.

(d)	The credit agreement discussed in Note 15 provides that JVCo shall, at the request of the lenders, from time to time maintain one or more swaps, caps, collars or similar hedge products commonly used to hedge against interest rate fluctuations, to protect itself against the LIBOR interest rate rising more than 2% per annum above that in effect on January 13, 1998 and as to a notional principal amount equal to 75% of the principal amount outstanding from time to time. JVCo will, however, be subject to interest rate cash flow risk on the remaining unhedged amount. JVCo currently has not entered into any such hedge products.

(e)	Ivanhoe Mines is subject to market risk arising from revenues from the sale of metals, which are subject to price fluctuations beyond its control. Management of Ivanhoe Mines attempts to reduce its exposure to this market risk through the use of sale contracts designed to fix the sales prices of metals on a monthly or annual basis.

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements
(Stated in U.S. dollars; tabular amounts in thousands)

26.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

As indicated in Note 2, these consolidated financial statements have been prepared in accordance with Canadian GAAP, which, in the case of the Company, conforms in all material respects with U.S. GAAP, except as set forth below.

Consolidated Statements of Operations (b)
(in thousands, except per share amounts)

	Years ended December 31,
	2004	2003(i)
Net (loss) from continuing operations in accordance with Canadian GAAP	$(98,264)	$(68,303)
Reclassification of dilution gain on investment in subsidiary to additional paid-in capital (a)	—	(4,210)
Amortization of deferred stock compensation (c)	—	(202)
Amortization of other mineral property interests (e)	—	(2,698)
Cumulative effect of accounting change (f)	—	(2,882)

Net (loss) from continuing operations in accordance with U.S. GAAP	$(98,264)	$(78,295)

Net income (loss) from discontinued operations in accordance with Canadian GAAP	$8,639	$(4,685)
Adjustment arising from write-down of the Savage River Project (d)	2,974	2,235
Cumulative effect of accounting change (f)	—	154

Net income (loss) from discontinued operations in accordance with U.S. GAAP	$11,613	$(2,296)

Net (loss) in accordance with U.S. GAAP	$(86,651)	$(80,591)

Weighted-average number of shares outstanding under U.S. GAAP (in thousands)	281,640	243,814

Basic and diluted income (loss) per share in accordance with U.S. GAAP from
Continuing operations	$(0.35)	$(0.32)
Discontinued operations	0.04	(0.01)

	$(0.31)	$(0.33)

Proforma basic and diluted income (loss) per share, as if the accounting change had been applied retroactively
Continuing operations	$(0.35)	$(0.31)
Discontinued operations	0.04	(0.01)

	$(0.31)	$(0.32)

Net (loss) under U.S. GAAP	$(86,651)	$(80,591)
Unrealized gain (loss) on portfolio investments, net of income taxes where applicable (g)	1,292	(2,350)

Comprehensive (loss) under U.S. GAAP (h)	$(85,359)	$(82,941)

(i)	Restated - See (a)

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements
(Stated in U.S. dollars; tabular amounts in thousands)

26.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES(Continued)

Consolidated Balance Sheets

	December 31,
	2004	2003
Total assets in accordance with Canadian GAAP	$460,874	$455,722
Reduction in fair value of the Savage River Project assets acquired (c)	(5,634)	(5,634)
Adjustment arising from write-down of the Savage River Project (d)	(24,759)	(27,733)
Amortization of other mineral property interests (e)	(6,521)	(6,521)
Adjustment to carrying value of long-term investments (g)	2,879	1,780

Total assets in accordance with U.S. GAAP	$426,839	$417,614

Total liabilities in accordance with Canadian GAAP	$105,355	$120,475
Income tax effect of U.S. GAAP adjustments for:
Amortization of other mineral property interests (e)	(882)	(882)
Adjustment to carrying value of long-term investments (g)	—	193

Total liabilities in accordance with U.S. GAAP	$104,473	$119,786

Total shareholders’ equity in accordance with Canadian GAAP	$355,519	$335,247
Reduction in fair value of shares issued to acquire ABM (c)	(4,930)	(4,930)
Increase in the deficit for:
Amortization of deferred stock compensation (c)	(704)	(704)
Adjustment arising from write-down of the Savage River Project (d)	(24,759)	(27,733)
Amortization of other mineral property interests (e)	(5,639)	(5,639)
Other comprehensive income (h)	2,879	1,587

Total shareholders’ equity in accordance with U.S. GAAP	$322,366	$297,828

Under U.S. GAAP, the components of shareholders’ equity would be as follows:

	December 31,
	2004	2003(i)
Share capital	$868,608	$714,359
Special warrants	—	49,975
Additional paid-in capital	16,281	10,658
Other comprehensive income	2,879	1,587
Deficit	(565,402)	(478,751)

	$322,366	$297,828

(i)	Restated - See (a)

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements
(Stated in U.S. dollars; tabular amounts in thousands)

26.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Consolidated Statements of Cash Flows

	Years ended December 31,
	2004	2003
Net cash used in operating activities of continuing operations in accordance with Canadian GAAP	$(99,189)	$(71,228)
Adjustments to net loss involving use of cash:
Write off expenditures on other mineral interests (e)	—	(255)

Net cash used in operating activities of continuing operations in accordance with U.S. GAAP	(99,189)	(71,483)

Net cash from (used in) investing activities of continuing operations in accordance with Canadian GAAP	10,683	(80,559)
Reclassification of expenditures on mineral property interests (e)	—	255

Net cash from (used in) investing activities continuing operations in accordance with U.S. GAAP	10,683	(80,304)

Net cash flows from financing activities continuing operations in accordance with Canadian and U.S. GAAP	94,780	221,098

Effect of exchange rate changes on cash	5,369	13,810

Net cash inflow from continuing operations	11,643	83,121
Net cash inflow from discontinuing operations	3,940	(8,819)

Net increase in cash in accordance with Canadian and U.S. GAAP	15,583	74,302
Cash, beginning of year in accordance with Canadian and U.S. GAAP	106,994	32,692

Cash, end of year in accordance Canadian and U.S. GAAP	$122,577	$106,994

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements
(Stated in U.S. dollars; tabular amounts in thousands)

26.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(a)	Restatement

In 2004, Ivanhoe Mines concluded that, for U.S. GAAP purposes, the previously reported dilution gain on investment in a subsidiary that had been included in the results of operations for 2003, should have instead have been accounted for as additional paid-in capital. Consequently, the net loss from continuing operations and the net loss under U.S. GAAP for the year ended December 31, 2003 have been increased by $4,210,000 ($0.02 per share) with no change in shareholders’ equity under U.S. GAAP.

(b)	Statements of operations

Under U.S. GAAP, the loss before other income (expenses) would include mining property care and maintenance costs and the write-down of carrying values of other assets.

(c)	Acquisition of ABM

Under Canadian GAAP, the fair value of the shares issued in 2000 to effect the acquisition of ABM were measured at the transaction date whereas, under U.S. GAAP, the shares issued would have been measured at the date the acquisition was announced and the terms agreed to. This difference would have resulted in the cost of the acquisition under U.S. GAAP being $4,930,000 lower than under Canadian GAAP.

Under Canadian GAAP, the Company included in the cost of the acquisition of ABM $1,750,000 for the fair value of stock options granted by the Company in 2000 as consideration for the acquisition of all of the outstanding stock options of ABM. Under U.S. GAAP, the intrinsic value of the unvested options granted by the Company would have been allocated to deferred stock compensation included in shareholders’ equity. This difference would have resulted in the cost of the acquisition in 2000 under U.S. GAAP being $704,000 lower than under Canadian GAAP. Under U.S. GAAP, the deferred stock compensation would have been recognized as a compensation cost over the remaining future vesting period of the options.

ABM was sold in February 2005 (Note 3).

(d)	Impairment of long-lived assets

Under Canadian GAAP, impairment charges on long-lived assets in 2002 and prior years were recorded as the excess of their carrying amount over their recoverable amount, which was determined based on the undiscounted estimated future net cash flows, whereas, under U.S. GAAP, impairment charges are recorded based on the discounted estimated future net cash flows.

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements
(Stated in U.S. dollars; tabular amounts in thousands)

26.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(d)	Impairment of long-lived assets (continued)

Under U.S. GAAP, the Savage River Project would have been fully written off as at December 31, 2002. In 2003, additional amounts capitalized under Canadian GAAP would also have been written off under U.S. GAAP. As a result, the related depreciation and depletion would have been reversed. The differences between Canadian and U.S. GAAP are as follows:

	Year ended December 31,
	2004	2003
Impairment of amounts capitalized under Canadian GAAP	$—	$(2,580)
Reversal of depreciation and depletion recorded under Canadian GAAP	2,974	4,815

	$2,974	$2,235

(e)	Other mineral property interests

Under Canadian GAAP, the costs of acquisition of mineral property interests are capitalized.

Under U.S. GAAP, where the mineral property interests are, at the date of acquisition, without economically recoverable reserves, these costs are generally considered to be exploration costs which are expensed as incurred. However, the costs of acquisition of Ivanhoe Mines’ mineral exploration licenses were classified at December 31, 2003 as intangible assets under U.S. GAAP and amortized over the term of the licenses. As a result, for U.S. GAAP purposes, Ivanhoe Mines recorded $2,698,000, net of deferred income taxes of $882,000, in amortization or write-offs of other mineral property interests for the year ended December 31, 2003.

During 2004, the Emerging Issues Task Force in the United States reached a consensus that mineral exploration licenses are tangible assets. This consensus was subsequently ratified by the United States Financial Accounting Standards Board (“FASB”). As a consequence, Ivanhoe Mines has changed its accounting policy for U.S. GAAP purposes, on a prospective basis from January 1, 2004, to reclassify the unamortized balance of these mineral exploration licenses, aggregating $41,306,000 at December 31, 2003, from intangible to tangible assets. As a result, there is no difference between Canadian and U.S. GAAP with respect to these unamortized costs.

For purposes of the Consolidated Statements of Cash Flows, the acquisition costs of mineral property interests that are written off for U.S. GAAP purposes are classified as cash used in operating activities rather than cash used in investing activities.

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements
(Stated in U.S. dollars; tabular amounts in thousands)

26.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(f)	Accounting change

Under Canadian GAAP, the accounting change made in 2003 with respect to asset retirement obligations was applied on a retroactive basis. Under U.S. GAAP, this accounting change would have been applied as of the beginning of 2003 and the cumulative effect of the initial application would have been accounted for as part of the result of operations for 2003.

(g)	Long-term investments

Current investments are carried at the lower of cost and market value under Canadian GAAP. Under U.S. GAAP, these investments would be classified as held-to-maturity securities, which would also be carried at the lower of cost and market value.

Portfolio investments are carried at their original cost less provisions for impairment under Canadian GAAP. Under U.S. GAAP, these investments would be classified as available-for-sale securities, which are carried at market value. The resulting unrealized gains or losses would be included in the determination of comprehensive income, net of income taxes where applicable.

(h)	Other comprehensive income

U.S. GAAP requires that a statement of comprehensive income be displayed with the same prominence as other financial statements and that the aggregate amount of comprehensive income excluding the deficit be disclosed separately in shareholders’ equity. Comprehensive income, which incorporates the net loss, includes all changes in shareholders’ equity during a period except those resulting from investments by and distributions to owners. There is currently no requirement to disclose comprehensive income under Canadian GAAP. However, the Company expects that this disclosure will be required by Canadian GAAP for fiscal years commencing on or after October 1, 2006.

(i)	Income taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years. Under U.S. GAAP, only enacted rates are used in the calculation of deferred income taxes. This difference in GAAP did not have any effect on the financial position or results of operations of the Company for the years ended December 31, 2004 and 2003.

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements
(Stated in U.S. dollars; tabular amounts in thousands)

26.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(j)	Joint venture

Under Canadian GAAP, the Company has accounted for its joint venture interest in JVCo (Note 4) on a proportionate consolidation basis. Under U.S. GAAP, interests in joint ventures are accounted for using the equity method. However, in accordance with practices prescribed by the United States Securities and Exchange Commission (“SEC”) for foreign filing companies, if JVCo meets certain conditions, the Company is exempt from applying the equity method to its investment therein. JVCo satisfies the SEC conditions and, accordingly, there is no adjustment required for U.S. GAAP purposes.

(k)	Recently released accounting standards

There are currently no recently released U.S. accounting standards requiring adoption by the Company subsequent to December 31, 2004 that are expected to have a material effect on its financial position or results of operations.